Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Explanatory Note

Inclusion of the MD&A at page 90 after the Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2015 Report on Review of Interim Financial Information.

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2015 Report on Review of Interim Financial Information
2.	1Q15 Earnings release
3.	Board of Directors Minutes

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated
Interim Financial Information
for the Three-Month Period
Ended March 31, 2015
Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information
for the Three-Month Period Ended March 31, 2015

Table of Contents

Report on Review of Interim Financial Information	3 – 4

Balance Sheets	5 – 6

Income Statements	7

Statements of Comprehensive Income	8

Statements of Changes in Equity	9 – 10

Statements of Cash Flows - Indirect Method	11 – 12

Statements of Value Added	13

Notes to the Interim Financial Information	14 – 89

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 6, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2015 and December 31, 2014

(In thousands of Brazilian Reais)
		Parent		Consolidated
Assets	Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Current assets
Cash and cash equivalents	4	207,740	119,227	2,493,995	2,827,369
Financial investments	4	19,915	67,864	1,304,590	1,441,813
Trade receivables, net	5	-	-	2,819,205	2,604,101
Inventories, net	6	-	-	2,347,317	1,925,002
Recoverable taxes, net	7	17,627	30,713	641,965	593,462
Dividends receivable		57,110	448,233	-	-
Other receivables		17,492	15,881	66,469	43,342
Prepaid expenses, net	10	16	39	109,044	67,268
Total current assets		319,900	681,957	9,782,585	9,502,357
Non-current assets
Financial investments	4	-	-	220,800	130,940
Trade receivables, net	5	-	-	146,220	143,806
Related parties	8.a	750,000	806,456	15,490	10,858
Deferred income and social contribution taxes	9.a	13,758	1,479	494,680	462,573
Recoverable taxes, net	7	39,004	23,122	77,508	75,404
Escrow deposits	23	148	148	707,031	696,835
Other receivables		-	-	8,138	5,832
Prepaid expenses, net	10	-	-	126,185	131,228
		802,910	831,205	1,796,052	1,657,476

Investments
In subsidiaries	11.a	7,416,481	7,099,524	-	-
In joint-ventures	11.a;11.b	29,513	24,076	54,837	54,508
In associates	11.c	-	-	22,763	13,143
Other		-	-	2,814	2,814
Property, plant, and equipment, net	12	-	-	5,143,664	5,091,971
Intangible assets, net	13	246,163	246,163	3,130,964	3,158,113
		7,692,157	7,369,763	8,355,042	8,320,549

Total non-current assets		8,495,067	8,200,968	10,151,094	9,978,025

Total assets		8,814,967	8,882,925	19,933,679	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2015 and December 31, 2014

(In thousands of Brazilian Reais)
		Parent		Consolidated
Liabilities	Note	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Current liabilities
Loans	14	-	-	2,686,224	2,554,730
Debentures	14.g	4,221	874,312	57,566	884,900
Finance leases	14.i	-	-	2,511	2,734
Trade payables	15	271	536	1,123,700	1,279,502
Salaries and related charges	16	153	158	241,099	294,579
Taxes payable	17	206	110	164,488	138,835
Dividends payable	20.g	14,683	213,301	19,739	218,375
Income and social contribution taxes payable		-	-	115,649	134,399
Post-employment benefits	24.b	-	-	11,412	11,419
Provision for asset retirement obligation	18	-	-	4,999	4,598
Provision for tax, civil, and labor risks	23.a	-	-	69,283	64,169
Other payables		7,159	236	53,422	80,392
Deferred revenue	19	-	-	21,215	23,450
Total current liabilities		26,693	1,088,653	4,571,307	5,692,082
Non-current liabilities
Loans	14	-	-	3,989,611	3,489,586
Debentures	14.g	799,321	-	2,198,354	1,398,952
Finance leases	14.i	-	-	43,785	44,310
Related parties	8.a	-	-	4,372	4,372
Subscription warrants – indemnification	3.a	128,185	92,072	128,185	92,072
Deferred income and social contribution taxes	9.a	-	-	219,840	152,847
Provision for tax, civil, and labor risks	23.a	4,206	4,201	627,956	623,272
Post-employment benefits	24.b	-	-	112,665	108,372
Provision for asset retirement obligation	18	-	-	67,273	66,204
Other payables		-	-	74,629	74,009
Deferred revenue	19	-	-	8,859	7,709
Total non-current liabilities		931,712	96,273	7,475,529	6,061,705
Shareholders’ equity
Share capital	20.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	20.c	547,462	547,462	547,462	547,462
Revaluation reserve	20.d	5,783	5,848	5,783	5,848
Profit reserves	20.e	3,169,704	3,169,704	3,169,704	3,169,704
Treasury shares	20.b	(205,227)	(103,018)	(205,227)	(103,018)
Additional dividends to the minimum mandatory dividends	20.g	-	188,976	-	188,976
Retained earnings		384,935	-	384,935	-
Valuation adjustments	2.c;2.o; 20.f	20,371	7,149	20,371	7,149
Cumulative translation adjustments	2.c;2.r;20.f	94,848	43,192	94,848	43,192
Shareholders’ equity attributable to:
Shareholders of the Company		7,856,562	7,697,999	7,856,562	7,697,999
Non-controlling interests in subsidiaries		-	-	30,281	28,596
Total shareholders’ equity		7,856,562	7,697,999	7,886,843	7,726,595
Total liabilities and shareholders’ equity		8,814,967	8,882,925	19,933,679	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended March 31, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Net revenue from sales and services	25	-	-	17,403,640	15,946,864
Cost of products and services sold	26	-	-	(15,821,547)	(14,674,871)

Gross profit		-	-	1,582,093	1,271,993

Operating income (expenses)
Selling and marketing	26	-	-	(584,204)	(504,836)
General and administrative	26	(11)	(19,276)	(287,992)	(303,900)
Gain on disposal of property, plant and equipment and intangibles	28	-	-	22,260	7,028
Other operating income, net	27	-	-	21,458	20,014

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		(11)	(19,276)	753,615	490,299
Financial income	29	39,394	29,996	103,458	90,426
Financial expenses	29	(62,031)	(30,683)	(284,701)	(205,195)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	399,820	260,485	(2,916)	(2,567)

Income before income and social contribution taxes		377,172	240,522	569,456	372,963

Income and social contribution taxes
Current	9.b	(4,581)	-	(160,924)	(152,875)
Deferred	9.b	12,280	6,401	(37,582)	15,815
Tax incentives	9.b;9.c	-	-	15,662	13,372
		7,699	6,401	(182,844)	(123,688)

Net income for the period		384,871	246,923	386,612	249,275

Net income for the period attributable to:
Shareholders of the Company		384,871	246,923	384,871	246,923
Non-controlling interests in subsidiaries		-	-	1,741	2,352

Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	0.7049	0.4550	0.7049	0.4550
Diluted	30	0.6995	0.4516	0.6995	0.4516

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Net income for the period attributable to shareholders of the Company		384,871	246,923	384,871	246,923
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	1,741	2,352

Net income for the period		384,871	246,923	386,612	249,275

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	13,222	48	13,222	48
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 20.f	51,656	6,220	51,656	6,220

Total comprehensive income for the period		449,749	253,191	451,490	255,543
Total comprehensive income for the period attributable to shareholders of the Company		449,749	253,191	449,749	253,191
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	1,741	2,352

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of Changes in Equity
For the three-month period ended March 31, 2015 and 2014
(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	-	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the period		-	-	-	-	-	-	-	-	246,923	-	-	246,923	2,352	249,275
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	-	-	-	-	-	-	48	-	-	-	-	48	-	48
Currency translation of foreign subsidiaries	2.c, 2.r; 20.f	-	-	-	-	-	-	-	6,220	-	-	-	6,220	-	6,220
Total comprehensive income for the period		-	-	-	-	-	-	48	6,220	246,923	-	-	253,191	2,352	255,543

Increase in share capital	3.a; 20.a	141,913	-	-	-	-	-	-	-	-	-	-	141,913	-	141,913
Capital surplus on subscription of shares	3.a; 20.c	-	498,812	-	-	-	-	-	-	-	-	-	498,812	-	498,812
Share issue costs	3.a; 20.c	-	(2,260)	-	-	-	-	-	-	-	-	-	(2,260)	-	(2,260)
Sale of treasury shares		-	9,289	-	-	-	-	-	-	-	3,364	-	12,653	-	12,653
Realization of revaluation reserve of subsidiaries	20.d	-	-	(64)	-	-	-	-	-	64	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(10)	-	-	(10)	-	(10)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(41)	(41)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(161,584)	(161,584)	-	(161,584)

Balance as of March 31, 2014		3,838,686	526,087	6,043	335,099	1,038,467	1,333,066	5,476	44,296	246,977	(111,521)	-	7,262,676	29,236	7,291,912

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity
For the three-month period ended March 31, 2015 and 2014
(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	-	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the period		-	-	-	-	-	-	-	-	384,871	-	-	384,871	1,741	386,612
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 20.f	-	-	-	-	-	-	13,222	-	-	-	-	13,222	-	13,222
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	-	-	-	-	-	-	-	51,656	-	-	-	51,656	-	51,656
Total comprehensive income for the period		-	-	-	-	-	-	13,222	51,656	384,871	-	-	449,749	1,741	451,490

Acquisition of own shares to held in treasury	20.b	-	-	-	-	-	-	-	-	-	(102,209)	-	(102,209)	-	(102,209)
Realization of revaluation reserve of subsidiaries	20.d	-	-	(65)	-	-	-	-	-	65	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(56)	(56)

Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(188,976)	(188,976)	-	(188,976)

Balance as of March 31, 2015		3,838,686	547,462	5,783	397,177	1,439,461	1,333,066	20,371	94,848	384,935	(205,227)	-	7,856,562	30,281	7,886,843

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the three-month period ended March 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Cash flows from operating activities
Net income for the period		384,871	246,923	386,612	249,275
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(399,820)	(260,485)	2,916	2,567
Depreciation and amortization	12;13	-	-	235,875	214,283
PIS and COFINS credits on depreciation	12;13	-	-	3,266	3,102
Asset retirement obligation	18	-	-	(1,020)	(998)
Interest, monetary, and foreign exchange rate variations		62,986	31,244	573,779	149,447
Deferred income and social contribution taxes	9.b	(12,280)	(6,401)	37,582	(15,815)
Gain on disposal of property, plant and equipment and intangibles	28	-	-	(22,260)	(7,028)
Others		-	-	945	982

Dividends received from subsidiaries and joint-ventures		533,425	516,910	-	-

(Increase) decrease in current assets
Trade receivables	5	-	-	(215,104)	(59,564)
Inventories	6	-	-	(420,679)	(249,601)
Recoverable taxes	7	13,086	7,141	(48,503)	(1,730)
Other receivables		(1,611)	(370)	(23,127)	(18,531)
Prepaid expenses	10	23	1,907	(41,777)	(27,221)

Increase (decrease) in current liabilities
Trade payables	15	(265)	(478)	(155,803)	(110,659)
Salaries and related charges	16	(5)	-	(53,480)	(87,914)
Taxes payable	17	96	36	25,653	214
Income and social contribution taxes		-	-	109,546	90,852
Provision for tax, civil, and labor risks	23.a	-	-	5,114	(1,245)
Other payables		6,923	285	(27,988)	(46,647)
Deferred revenue	19	-	-	(2,235)	1,281

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(2,414)	(763)
Recoverable taxes	7	(15,882)	(12,463)	(2,104)	(9,666)
Escrow deposits		-	-	(10,196)	(23,263)
Other receivables		-	-	(2,306)	(661)
Prepaid expenses	10	-	-	5,043	1,153

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	4,286	3,799
Provision for tax, civil, and labor risks	23.a	5	4	4,684	17,907
Other payables		-	-	620	(1,431)
Deferred revenue	19	-	-	1,150	260

Income and social contribution taxes paid		-	(559)	(128,295)	(108,827)

Net cash provided by (used in) operating activities		571,552	523,694	239,780	(36,442)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows - Indirect Method For the three-month period ended March 31, 2015 and 2014 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Cash flows from investing activities
Financial investments, net of redemptions		47,949	(1,013)	47,362	129,667
Cash and cash equivalents – Extrafama acquisition	3.a	-	-	-	9,123
Acquisition of property, plant, and equipment	12	-	-	(129,761)	(106,414)
Acquisition of intangible assets	13	-	-	(79,409)	(41,837)
Capital increase in subsidiaries	11.a	-	(123,600)	-	-
Capital increase in joint ventures	11.b	-	-	-	(9,000)
Proceeds from disposal of property, plant and equipment and intangibles	28	-	-	39,214	19,223

Net cash provided by (used in) investing activities		47,949	(124,613)	(122,594)	762

Cash flows from financing activities
Loans and debentures
Borrowings	14	799,042	-	1,177,828	935,978
Repayments	14	(800,000)	-	(960,632)	(253,557)
Interest paid	14	(96,683)	(75,489)	(179,839)	(374,935)
Payment of financial lease	14.i	-	-	(1,404)	(1,270)
Dividends paid		(387,594)	(387,928)	(387,650)	(387,933)
Acquisition of non-controlling interests of subsidiaries	20.b	(102,209)	-	(102,209)	-
Sale of treasury shares		-	12,653	-	-
Share issue costs	20.c	-	(2,260)	-	(2,260)
Related parties		56,456	9,541	(15,000)	-

Net cash used in financing activities		(530,988)	(443,483)	(468,906)	(83,977)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	18,346	(171)

Increase (decrease) in cash and cash equivalents		88,513	(44,402)	(333,374)	(119,828)

Cash and cash equivalents at the beginning of the period	4	119,227	110,278	2,827,369	2,276,069

Cash and cash equivalents at the end of the period	4	207,740	65,876	2,493,995	2,156,241

Additional information - transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	-	791,427	-	791,427
Extrafarma acquisition – gross debt assumed on the closing date	3.a	-	-	-	207,911

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2015 and 2014

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2015%		03/31/2014%		03/31/2015%		03/31/2014%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		17,919,244		16,400,277
Rebates, discounts, and returns	25	-		-		(85,978)		(83,590)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(7,317)		(1,270)
Gain on disposal of property, plant and equipment and intangibles	28	-		-		22,260		7,028
		-		-		17,848,209		16,322,445

Materials purchased from third parties
Raw materials used		-		-		(893,799)		(850,706)
Cost of goods, products, and services sold		-		-		(14,908,778)		(13,768,141)
Third-party materials, energy, services, and others		(5,063)		(22,833)		(459,259)		(457,564)
Reversal of impairment losses		6,328		4,773		(1,432)		(538)
		1,265		(18,060)		(16,263,268)		(15,076,949)

Gross value added		1,265		(18,060)		1,584,941		1,245,496

Deductions
Depreciation and amortization		-		-		(235,875)		(214,283)
PIS and COFINS credits on depreciation		-		-		(3,266)		(3,102)
		-		-		(239,141)		(217,385)

Net value added by the Company		1,265		(18,060)		1,345,800		1,028,111

Value added received in transfer
Share of profit of subsidiaries, joint-ventures, and associates	11	399,820		260,485		(2,916)		(2,567)
Dividends and interest on equity at cost		1		-		-		-
Rents and royalties	25	-		-		30,511		26,126
Financial income	29	39,394		29,996		103,458		90,426
		439,215		290,481		131,053		113,985

Total value added available for distribution		440,480		272,421		1,476,853		1,142,096

Distribution of value added
Labor and benefits		1,073	-	1,024	-	380,921	26	345,737	30
Taxes, fees, and contributions		(8,582)	(2)	(6,920)	(3)	390,356	26	314,314	28
Financial expenses and rents		63,118	14	31,394	12	318,964	22	232,770	20
Retained earnings		384,871	88	246,923	91	386,612	26	249,275	22
Value added distributed		440,480	100	272,421	100	1,476,853	100	1,142,096	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1) - Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized through the performance of services. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•
Hedge accounting - fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 22 - Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but without exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method based on the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized other intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand and “Extrafarma” brand.

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index - IPCA until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, as of March 31, 2015 was a gain of R$ 94,848 (gain of R$ 43,192 as of December 31, 2014).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial  information of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets and regulating the legal types recognized of exchange rates:

a) Oficial: Bolivar (“VEF”) is traded at an exchange rate of 6.30 VEF/US$. This rate is applied to importation of essential goods (medicines and food) channeled through CENCOEX - Centro Nacional de Comercio Exterior en Venezuela;
b) SICAD - Sistema Complementario de Administración de Divisas: Bolivar is traded at exchange rate of 12.00 VEF/US$, last quotation of September 25, 2014. As the Foreign Exchange Regulation No. 25, only some transactions are allowed, for example, imports of goods, payment of dividends, among other operations.
c) SICAD-II - this foreign exchange market was eliminated with Foreign Exchange Regulation No. 33. The last quotation was 52.1013 VEF/US$; and
d) SIMADI - Sistema Marginal de Divisas: Bolivar is traded at variable exchange rate of approximately 193 VEF/US$ on March 31, 2015. This rate is applied to through of the bank market, retail market and securities market.

For the consolidation of the Oxiteno Andina in the Company, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SICAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. In management's judgment, the use of SICAD is the most suitable for conversion, since the exchange rate is the most likely rate for the payment of dividends.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the three-month period ended March 31, 2015 amounted to R$ 2,627 (R$ 1,872 loss for the three-month period ended March 31, 2014).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 22), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the useful lives of property, plant, and equipment (Notes 2.h and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 18), provisions for tax, civil, and labor risks (Notes 2.n and 23 items a,b,c,d), estimates for the preparation of actuarial reports (Notes 2.o and 24.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 22). The actual result of the transactions and information may differ from their estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u.	Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 203 as of March 31, 2015 (R$ 279 as of December 31, 2014).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

v.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of March 31, 2015:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017

CPC has not yet issued pronouncements equivalent to IFRS 9 and IFRS 15, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

x.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on May 6, 2015.

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2015		12/31/2014
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Isa-Sul Administração e Participações Ltda	Brazil	Ipiranga	99	1	99	1
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Barrington S.L.	Spain	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a)	Business Combination – Acquisition of Extrafarma

On January 31, 2014 Extrafarma became a wholly-owned subsidiary of Ultrapar and the former shareholders of Extrafarma became long-term shareholders of Ultrapar (see Note 8.b). As a result, 3,205,622 subscription warrants – indemnification that, if exercised, would lead to the issuance of 3,205,622 shares in 2020. The subscription warrants – indemnification are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. On the reporting date, the subscription warrants – indemnification were represented by 2,189,754 shares and totaled R$ 128,185 (as of December 31, 2014 they were represented by 2,002,773 and totaled R$ 92,072).

Additionally, the Company has a receivable from former shareholders in the amount of R$ 12,222 due to the adjustment of working capital, recognized in “Other receivables” in current assets.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 4,019,385 as of March 31, 2015 (R$ 4,400,122 as of December 31, 2014) and are distributed as follows:

·	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Cash and bank deposits
In local currency	125	96	30,452	47,426
In foreign currency	-	-	108,727	85,870

Financial investments considered cash equivalents
In local currency
Fixed-income securities	207,615	119,131	2,333,198	2,690,638
In foreign currency
Fixed-income securities	-	-	21,618	3,435

Total cash and cash equivalents	207,740	119,227	2,493,995	2,827,369

·	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Financial investments
In local currency
Fixed-income securities and funds	19,915	67,864	593,862	902,683

In foreign currency
Fixed-income securities and funds	-	-	628,724	505,574

Currency and interest rate hedging instruments (a)	-	-	302,804	164,496

Total financial investments	19,915	67,864	1,525,390	1,572,753

Current	19,915	67,864	1,304,590	1,441,813

Non-current	-	-	220,800	130,940

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	03/31/2015	12/31/2014

Domestic customers	2,622,304	2,424,756
Reseller financing - Ipiranga	317,933	310,062
Foreign customers	211,508	191,533
(-) Allowance for doubtful accounts	(186,320)	(178,444)

Total	2,965,425	2,747,907

Current	2,819,205	2,604,101

Non-current	146,220	143,806

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

03/31/2015	3,151,745	2,734,976	103,851	28,204	18,503	37,757	228,454

12/31/2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2014	178,444
Additions	12,164
Write-offs	(4,288)
Balance as of March 31, 2015	186,320

For further information about allowance for doubtful accounts see Note 22 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2015			12/31/2014
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	341,565	(5,851)	335,714	345,255	(7,849)	337,406
Work in process	1,638	-	1,638	986	-	986
Raw materials	211,553	(2,894)	208,659	193,726	(2,661)	191,065
Liquefied petroleum gas (LPG)	38,633	(5,761)	32,872	41,616	(5,761)	35,855
Fuels, lubricants, and greases	1,256,754	(706)	1,256,048	907,466	(619)	906,847
Consumable materials and other items for resale	84,598	(2,353)	82,245	81,662	(3,594)	78,068
Pharmaceutical, hygiene, and beauty products	263,471	(26,335)	237,136	272,864	(25,841)	247,023
Advances to suppliers	168,295	-	168,295	103,124	-	103,124
Properties for resale	24,710	-	24,710	24,628	-	24,628

	2,391,217	(43,900)	2,347,317	1,971,327	(46,325)	1,925,002

Movements in the provision for losses are as follows:

Balance as of December 31, 2014	46,325
Reversals to realizable value adjustment	(2,042)
Reversals of obsolescence and other losses	(383)
Balance as of March 31, 2015	43,900

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2015	12/31/2014
Realizable value adjustment	10,092	12,134
Obsolescence and other losses	33,808	34,191
Total	43,900	46,325

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
IRPJ and CSLL	56,631	53,835	218,801	182,602
ICMS	-	-	306,020	296,747
Provision for ICMS losses (1)	-	-	(70,753)	(67,657)
PIS and COFINS	-	-	215,476	207,694
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	42,289	40,035
Excise tax - IPI	-	-	3,725	4,157
Other	-	-	3,915	5,288

Total	56,631	53,835	719,473	668,866

Current	17,627	30,713	641,965	593,462

Non-current	39,004	23,122	77,508	75,404

(1) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance as of December 31, 2014	67,657
Additions, net	4,862
Write-offs	(1,766)
Balance as of March 31, 2015	70,753

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

●	Parent Company

	Assets Debentures (2)	Financial income

Ipiranga Produtos de Petróleo S.A.	750,000	33,110
Total as of March 31, 2015	750,000	33,110

	Assets
	Trade receivables (1)	Debentures (2)	Total	Financial income

Companhia Ultragaz S.A.	14,685	-	14,685	-
Terminal Químico de Aratu S.A. - Tequimar	2,026	-	2,026	-
Oxiteno S.A. Indústria e Comércio	2,532	-	2,532	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,545	-	3,545	-
Ipiranga Produtos de Petróleo S.A.	7,090	776,578	783,668	28,086
Total as of December 31, 2014	29,878	776,578	806,456
Total as of March 31, 2014				28,086

(1) Refers to the Deferred Stock Plan (see Note 8.c).

(2) In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

●	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	-	-	-	1,227
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	15,000	-	3,929	4,048
Refinaria de Petróleo Riograndense S.A.	-	-	-	5,423
Others	490	1,326	-	-
Total as of March 31, 2015	15,490	4,372	3,929	10,698

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	10,368(2)	-	-	1,061
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	10,499	1,494
Others	490	1,326	-	-
Total as of December 31, 2014	10,858	4,372	10,499	2,555

(1)	Included in “trade receivables” and “trade payables,” respectively.

(2)	On January 28, 2015, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) capitalized this Advance for Future Capital Increase – “AFAC” (see Note 11.c).

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	2	3,213
Refinaria de Petróleo Riograndense S.A.	-	143,670
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,507	-
Total as of March 31, 2015	4,509	146,883

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	2	3,154
Refinaria de Petróleo Riograndense S.A.	-	7,500
ConectCar Soluções de Mobilidade Eletrônica S.A.	2,359	-
Total as of March 31, 2014	2,361	10,654

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

As of March 31, 2015, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 10,297 (R$ 9,820 for the three-month period ended March 31, 2014). Out of this total, R$ 7,575 relates to short-term compensation (R$ 7,490 for the three-month period ended March 31, 2014), R$ 1,568 to stock compensation (R$ 1,631 for the three-month period ended March 31, 2014), R$ 656 to post-employment benefits (R$ 416 for the three-month period ended March 31, 2014), and R$ 498 to long-term compensation (R$ 283 for the three-month period ended March 31, 2014).

Due to the acquisition of Extrafarma, Mr. Paulo Correa Lazera, Extrafarma’s former shareholder and CEO, is in charge of the retail pharmacy business and become a member of Ultrapar’s executive board, and long-term shareholder of Ultrapar. Thus, both the subscription warrants – indemnification in the amount of R$ 18,312 and the receivable of working capital adjustment in the amount of R$ 1,746 referring to Mr. Paulo Correa Lazera are disclosed as related parties as defined by IAS 24 (CPC 05 (R1)). For further information on the acquisition of Extrafarma, see Note 3.a) to the financial statements of the Company filed with the CVM on February 25, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(2,333)	38,877
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(1,104)	4,895
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(2,747)	8,707
November 7, 2012	350,000	2017 to 2019	42.90	20,710	(8,501)	12,209
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(2,985)	2,287
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(7,203)	2,399
December 16, 2009	166,656	2014 to 2016	20.75	7,155	(6,322)	833
October 8, 2008	192,008	2013 to 2015	9.99	8,090	(7,901)	189
November 9, 2006	207,200	2016	11.62	3,322	(2,796)	526
December 14, 2005	93,600	2015	8.21	1,060	(989)	71
	2,212,864			113,874	(42,881)	70,993

For the three-month period ended March 31, 2015, the amortization in the amount of R$ 4,494 (R$ 2,707 for the three-month period ended March 31, 2014) was recognized as a general and administrative expense.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	55,628	55,527
Provisions for tax, civil, and labor risks	17	15	131,703	128,365
Provision for post-employment benefit	-	-	42,186	40,729
Provision for differences between cash and accrual basis	-	-	1,054	457
Goodwill	-	-	44,669	48,162
Business combination – fiscal basis vs. accounting basis of goodwill	-	-	69,578	68,458
Provision for asset retirement obligation	-	-	21,592	21,116
Other provisions	13,741	1,464	83,272	59,802
Tax losses and negative basis for social contribution carryforwards (d)	-	-	44,998	39,957

Total	13,758	1,479	494,680	462,573

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	-	-	2,981	3,009
Lease	-	-	4,861	4,948
Provision for differences between cash and accrual basis	-	-	142,585	77,266
Provision for goodwill/negative goodwill	-	-	13,637	11,183
Business combination – fair value of assets	-	-	47,846	49,181
Temporary differences of foreign subsidiaries	-	-	5,933	5,097
Other provisions	-	-	1,997	2,163

Total	-	-	219,840	152,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	03/31/2015	03/31/2014

Initial balance	309,726	274,633
Deferred IRPJ and CSLL recognized in income of the period	(37,582)	15,815
Initial balance of Extrafarma (January 31, 2014)	-	40,516
Others	2,696	(574)

Final balance	274,840	330,390

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	-	144,672
From 1 to 2 years	2,641	97,524
From 2 to 3 years	2,624	42,847
From 3 to 5 years	5,248	63,856
From 5 to 7 years	2,872	96,364
From 7 to 10 years	373	49,417

	13,758	494,680

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(22,648)	(19,963)	572,372	375,530
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	7,700	6,788	(194,606)	(127,680)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(1)	(387)	(8,920)	(13,876)
Nontaxable revenues (ii)	-	-	1,369	628
Adjustment to estimated income (iii)	-	-	2,851	3,260
Other adjustments	-	-	800	608
Income and social contribution taxes before tax incentives	7,699	6,401	(198,506)	(137,060)

Tax incentives - SUDENE	-	-	15,662	13,372
Income and social contribution taxes in the income statement	7,699	6,401	(182,844)	(123,688)

Current	(4,581)	-	(160,924)	(152,875)
Deferred	12,280	6,401	(37,582)	15,815
Tax incentives - SUDENE	-	-	15,662	13,372

Effective IRPJ and CSLL rates - %			31.9	32.9

(i)
Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, and certain provisions;

(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)
Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

On December 30, 2014, Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis - Maranhão.

(1) In the first semester of 2015, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.

d.	Income and Social Contribution Taxes Carryforwards

As of March 31, 2015, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 145,612 (R$ 126,624 as of December 31, 2014) and negative basis of CSLL of R$ 95,504 (R$ 92,232 as of December 31, 2014), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 44,998 as of March 31, 2015 (R$ 39,957 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	03/31/2015	12/31/2014

Rents	96,900	99,285
Deferred Stock Plan, net (see Note 8.c)	57,471	61,183
Advertising and publicity	47,051	6,103
Insurance premiums	16,055	20,295
Software maintenance	7,089	6,790
Purchases of meal and transportation tickets	1,587	1,559
Taxes and other prepaid expenses	9,076	3,281

	235,229	198,496

Current	109,044	67,268

Non-current	126,185	131,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	03/31/2015
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,000	5,078,888
Assets	1,119,593	3,684,485		10,891,524	1,032,294	305,386
Liabilities	4,034	523,317		8,731,782	48,881	216,503
Shareholders’ equity	1,115,559	3,161,227	(*)	2,159,742	983,413	88,883
Net revenue from sales and services	-	263,289		15,097,169	3,566	227,901
Net income (loss) for the period	30,666	88,978	(*)	277,327	(91)	8,855
% of capital held	100	100		100	99	33

	12/31/2014
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,000	5,078,888
Assets	1,168,896	3,546,989		10,668,027	995,028	263,527
Liabilities	84,003	526,423		8,654,065	11,524	191,018
Shareholders’ equity	1,084,893	3,020,625	(*)	2,013,962	983,504	72,509
% of capital held	100	100		100	99	33

	03/31/2014
	Subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosméticos S.A.		Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127		224,467,228,244	152,240,000		5,078,888
Net revenue from sales and services	-	247,508		13,907,700	180,907	(**)	52,778
Net income (loss) for the period	20,987	54,482	(*)	181,599	3,068	(**)	1,052
% of capital held	100	100		100	100		33

(*) adjusted for intercompany unrealized profits.
(**) information of the period from February 1 to March 31, 2014
The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Comésticos S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	-	6,112,193	22,751	6,134,944
Share of profit of subsidiaries and joint ventures	20,987	54,482	181,599	3,068	260,136	349	260,485
Dividends and interest on equity (gross)	-	-	(271,404)	-	(271,404)	-	(271,404)
Capital increase in cash	-	-	-	123,600	123,600	-	123,600
Acquisition of shares	-	-	-	(44,755)	(44,755)	-	(44,755)
Goodwill	-	-	-	836,182	836,182	-	836,182
Tax liabilities on equity- method revaluation reserve	-	-	(10)	-	(10)	-	(10)
Valuation adjustment of subsidiaries	-	19	29	-	48	-	48
Translation adjustments of foreign-based subsidiaries	-	6,220	-	-	6,220	-	6,220
Balance as of March 31, 2014	1,085,946	2,953,051	2,065,118	918,095	7,022,210	23,100	7,045,310

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2014	1,084,893	3,020,625	2,013,962	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint ventures	30,666	88,978	277,327	(91)	396,880	2,940	399,820
Dividends and interest on equity (gross)	-	-	(142,303)	-	(142,303)	-	(142,303)
Tax liabilities on equity- method revaluation reserve	-	-	(1)	-	(1)	-	(1)
Valuation adjustment of subsidiaries	-	(32)	10,757	-	10,725	2,497	13,222
Translation adjustments of foreign-based subsidiaries	-	51,656	-	-	51,656	-	51,656
Balance as of March 31, 2015	1,115,559	3,161,227	2,159,742	979,953	7,416,481	29,513	7,445,994

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of São Paulo, Rio Grande do Sul, Santa Catarina, Paraná, Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco, Bahia, Alagoas, Mato Grosso and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2015.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2014	4,960	24,076	25,472	54,508
Valuation adjustments	-	2,497	-	2,497
Share of profit (loss) of joint ventures	125	2,940	(5,233)	(2,168)
Balance as of March 31, 2015	5,085	29,513	20,239	54,837

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2013	5,916	22,751	15,719	44,386
Capital increase	-	-	9,000	9,000
Share of profit (loss) of joint ventures	268	349	(3,373)	(2,756)
Balance as of March 31, 2014	6,184	23,100	21,346	50,630

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	03/31/2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,630	202,833	41,272
Non-current assets	7,780	102,553	61,158
Current liabilities	1,240	135,005	31,952
Non-current liabilities	-	81,498	30,000
Shareholders’ equity	10,170	88,883	40,478
Net revenue from sales and services	2,751	227,901	3,803
Costs and operating expenses	(2,439)	(210,650)	(19,832)
Net financial income and income and social contribution taxes	(62)	(8,396)	5,562
Net income (loss)	250	8,855	(10,467)

Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	-	89,935	-
Shareholders’ equity	9,920	72,509	50,945

Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

	03/31/2014
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	3,058	52,778	1,452
Costs and operating expenses	(2,326)	(50,834)	(11,688)
Net financial income and income and social contribution taxes	(196)	(892)	3,490
Net income (loss)	536	1,052	(6,746)

Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its interim financial information as of February 28, 2015, while the other associates are valued based on the interim financial information as of March 31, 2015.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total

Balance as of December 31, 2014	6,212	3,090		3,676	165	13,143
Capital increase	-	10,368	(1)	-	-	10,368
Share of profit (loss) of associates	234	(966)		(2)	(14)	(748)
Balance as of March 31, 2015	6,446	12,492		3,674	151	22,763
(1) As mentioned in Note 8.a) - Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2013	5,962	2,144	3,635	11,741
Share of profit (loss) of associates	121	64	4	189
Balance as of March 31, 2014	6,083	2,208	3,639	11,930

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	03/31/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,166	13,547	87	887	240
Non-current assets	19,680	77,718	10,371	1,682	2,830
Current liabilities	732	4,623	-	409	131
Non-current liabilities	332	3,836	3,110	1,708	3,059
Shareholders’ equity	25,783	82,806	7,348	452	(120)
Net revenue from sales and services	2,355	7,950	-	-	-
Costs, operating expenses, and income	(1,313)	(9,376)	(18)	(45)	47
Net financial income and income and social contribution taxes	(6)	448	15	3	(4)
Net income (loss) for the period	1,036	(978)	(3)	(42)	43

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

	12/31/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	-	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Net revenue from sales and services	1,739	7,786	-	-	-
Costs, operating expenses, and income	(1,241)	(7,368)	(2)	455	(48)
Net financial income and income and social contribution taxes	(13)	(163)	9	888	(1)
Net income for the period	485	255	7	1,343	(49)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2015

Cost:
Land	-	476,107	-	-	-	(1,548)	4,489	479,048
Buildings	30	1,275,728	805	-	11,010	(1,205)	23,432	1,309,770
Leasehold improvements	10	631,342	2,662	-	11,331	(930)	3	644,408
Machinery and equipment	13	3,909,475	23,646	-	16,934	(277)	107,808	4,057,586
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	19,616	-	5,262	(7,977)	-	2,113,464
LPG tanks and bottles	12	494,691	35,630	-	-	(9,130)	-	521,191
Vehicles	8	244,467	5,229	-	4,828	(4,103)	964	251,385
Furniture and utensils	9	156,115	1,702	-	1,625	(41)	3,779	163,180
Construction in progress	-	372,974	41,624	-	(49,960)	(2,042)	20,933	383,529
Advances to suppliers	-	19,527	1,461	-	(1,770)	-	-	19,218
Imports in progress	-	59	523	-	(83)	-	4	503
IT equipment	5	239,930	2,850	-	620	(2,493)	812	241,719
		9,916,978	135,748	-	(203)	(29,746)	162,224	10,185,001

Accumulated depreciation:
Buildings		(565,308)	-	(9,716)	-	868	(11,350)	(585,506)
Leasehold improvements		(313,647)	-	(11,864)	-	497	(3)	(325,017)
Machinery and equipment		(2,158,390)	-	(57,656)	-	185	(87,827)	(2,303,688)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	-	(28,200)	-	2,273	-	(1,190,001)
LPG tanks and bottles		(231,001)	-	(8,058)	-	3,482	-	(235,577)
Vehicles		(90,004)	-	(3,307)	-	3,137	(687)	(90,861)
Furniture and utensils		(105,483)	-	(2,465)	-	41	(2,994)	(110,901)
IT equipment		(189,859)	-	(4,036)	-	1,600	(564)	(192,859)
		(4,817,766)	-	(125,302)	-	12,083	(103,425)	(5,034,410)

Provision for losses:
Land		(197)	-	-	-	-	-	(197)
Leasehold improvements		(462)	-	-	-	1	(88)	(549)
Machinery and equipment		(5,895)	-	-	-	132	(296)	(6,059)
IT equipment		(683)	-	-	-	565	-	(118)
Furniture and utensils		(4)	-	-	-	-	-	(4)
		(7,241)	-	-	-	698	(384)	(6,927)

Net amount		5,091,971	135,748	(125,302)	(203)	(16,965)	58,415	5,143,664

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2015

Cost:
Goodwill (i)	-	1,456,179	-	-	-	-	-	1,456,179
Software (ii)	5	451,936	21,678	-	121	(3)	2,722	476,454
Technology (iii)	5	32,617	-	-	-	-	-	32,617
Commercial property rights (iv)	10	31,881	582	-	-	-	-	32,463
Distribution rights (v)	5	2,762,985	57,080	-	-	-	-	2,820,065
Brands (vi)	-	105,458	-	-	-	-	6,845	112,303
Others (vii)	4	38,606	69	-	(65)	-	470	39,080
		4,879,662	79,409	-	56	(3)	10,037	4,969,161

Accumulated amortization:
Software		(303,780)	-	(10,831)	-	3	(1,305)	(315,913)
Technology		(29,471)	-	(446)	-	-	-	(29,917)
Commercial property rights		(14,545)	-	(640)	-	-	-	(15,185)
Distribution rights		(1,366,128)	-	(101,328)	(218)	-	-	(1,467,674)
Others		(7,625)	-	(1,955)	85	-	(13)	(9,508)
		(1,721,549)	-	(115,200)	(133)	3	(1,318)	(1,838,197)

Net amount		3,158,113	79,409	(115,200)	(77)	-	8,719	3,130,964

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	03/31/2015	12/31/2014
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278
		1,456,179	1,456,179

On December 31, 2014, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9.3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2014.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•
Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•
Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•
Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refers mainly to the loyalty program Club Extra.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2015	03/31/2014
Inventories and cost of products and services sold	2,571	1,955
Selling and marketing	102,183	89,975
General and administrative	10,446	8,673
	115,200	100,603

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	03/31/2015	12/31/2014	Index/Currency	Weighted average financial charges 03/31/2015 – % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	816,966	664,078	US$	+7.3	2015
Foreign loan (c.1) (*)	715,645	603,002	US$ + LIBOR (i)	+0.6	2015 to 2017
Advances on foreign exchange contracts	232,104	184,057	US$	+1.2	< 356 days
Foreign loan (c.1) (*)	217,124	-	US$	+2.0	2017
Foreign loan (c.2)	191,728	158,039	US$ + LIBOR (i)	+1.0	2017
Financial institutions (e)	141,435	113,873	US$	+2.9	2015 to 2017
Financial institutions (e)	64,256	53,254	US$ + LIBOR (i)	+2.0	2016 to 2017
Financial institutions (e)	60,877	32,343	MX$ + TIIE (ii)	+1.0	2015 to 2016
BNDES (d)	36,409	33,160	US$	+6.0	2015 to 2020
Foreign currency advances delivered	11,414	25,409	US$	+1.1	< 56 days
Subtotal	2,487,958	1,867,215

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,887,853	2,873,622	CDI	104.8	2015 to 2019
Debentures - 1st public issuance IPP (g.2 and g.3)	1,452,378	1,409,540	CDI	107.9	2017 to 2018
Debentures - 5th issuance (g.4)	803,542	-	CDI	108.3	2018
Banco do Brasil – fixed rate (f) (*)	518,845	503,898	R$	+12.1	2015
BNDES (d)	500,705	530,983	TJLP (iii)	+2.1	2015 to 2021
Banco do Nordeste do Brasil	80,342	85,068	R$	+8.5 (v)	2015 to 2021
FINEP	71,516	74,774	R$	+4.0	2015 to 2021
BNDES (d)	64,642	62,581	R$	+4.7	2015 to 2022
Finance leases (i)	45,445	45,883	IGP-M (iv)	+5.6	2015 to 2031
Export Credit Note (h) (*)	25,953	25,744	R$	+8.0	2016
FINEP	8,864	9,078	TJLP (iii)	-1.3	2016 to 2023
Working capital loans Extrafarma – fixed rate (i)	2,895	3,445	R$	+10.4	2015 to 2016
BNDES (d)	1,966	-	SELIC (vi)	+2.2	2015 to 2020
Floating finance leases (i)	438	475	CDI	+2.8	2015 to 2017
FINAME	424	484	TJLP	+5.1	2015 to 2022
Fixed finance leases (i)	413	686	R$	+15.4	2015 to 2017
Debentures - 4th issuance (g.1)	-	874,312
Subtotal	6,466,221	6,500,573

Currency and interest rate hedging instruments	23,872	7,424

Total	8,978,051	8,375,212

Current	2,746,301	3,442,364

Non-current	6,231,750	4,932,848

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2015, TJLP was fixed at 5.5% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On March 31, 2015, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

(vi)	SELIC = base interest rate set by the Brazilian Central Bank.

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2015	12/31/2014

From 1 to 2 years	1,809,860	571,991
From 2 to 3 years	2,442,495	2,390,747
From 3 to 4 years	890,755	894,301
From 4 to 5 years	1,027,446	1,006,869
More than 5 years	61,194	68,940

	6,231,750	4,932,848

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.
•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 300 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.8% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI

Nov/15	80.0	104.1
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Total	300.0	102.8

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In February 2015, subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

These loans mature, as follows (including interest until March 31, 2015):

Maturity

May/15	760,133
Feb/16	204,361
May/16	120,644
Jan/17	1,035,641
Jul/17	168,818
Jan/18	168,818
May/19	948,283

Total	3,406,698

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)
In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, machinery and equipment, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities, are shown below:

	03/31/2015
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	23,513	757	1,475	1,232	26,977

Financing (present value)	45,445	709	100	42	46,296

Current	1,973	401	95	42	2,511
Non-current	43,472	308	5	-	43,785

	12/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369

Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	-	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2015
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	442	101	39	4,820
From 1 to 2 years	4,238	295	5	-	4,538
From 2 to 3 years	4,238	78	-	-	4,316
From 3 to 4 years	4,238	-	-	-	4,238
From 4 to 5 years	4,238	-	-	-	4,238
More than 5 years	46,967	-	-	-	46,967

Total	68,157	815	106	39	69,117

	12/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	-	4,544
From 2 to 3 years	4,238	155	-	-	4,393
From 3 to 4 years	4,238	-	-	-	4,238
From 4 to 5 years	4,238	-	-	-	4,238
More than 5 years	48,024	-	-	-	48,024

Total	69,214	1,009	173	123	70,519

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2014	Incurred cost	Amortization	Balance on 03/31/2015

Banco do Brasil (f)	0.4	14,474	-	(1,050)	13,424
Foreign Loans (c)	0.4	3,016	-	(102)	2,914
Debentures (g)	0.0	2,157	958	(876)	2,239
Notes in the foreign market (b)	0.2	1,309	-	(123)	1,186
Other	0.7	318	165	-	483

Total		21,274	1,123	(2,151)	20,246

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	2,659	2,819	3,364	3,992	590	-	13,424
Foreign Loans (c)	1,435	1,195	284	-	-	-	2,914
Debentures (g)	593	663	720	263	-	-	2,239
Notes in the foreign market (b)	1,186	-	-	-	-	-	1,186
Other	150	171	112	29	17	4	483

Total	6,023	4,848	4,480	4,284	607	4	20,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 50,734 as of March 31, 2015 (R$ 50,570 as of December 31, 2014) and by guarantees and promissory notes in the amount of R$ 4,350,302 as of March 31, 2015 (R$ 3,779,450 as of December 31, 2014).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 174,969 as of March 31, 2015 (R$ 173,644 as of December 31, 2014).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 21,267 as of March 31, 2015 (R$ 26,684 as of December 31, 2014), with maturities of less than 213 days. As of March 31, 2015, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 519 as of March 31, 2015 (R$ 646 as of December 31, 2014), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. Until March 31, 2015, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade Payables (Consolidated)

	03/31/2015	12/31/2014

Domestic suppliers	1,050,785	1,196,876
Foreign suppliers	72,915	82,626

	1,123,700	1,279,502

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and Related Charges (Consolidated)
	03/31/2015	12/31/2014

Provisions on payroll	132,811	128,181
Profit sharing, bonus and premium	50,385	108,632
Social charges	42,315	44,747
Salaries and related payments	12,074	10,904
Benefits	1,514	1,617
Others	2,000	498

	241,099	294,579

17	Taxes Payable (Consolidated)

	03/31/2015	12/31/2014

ICMS	117,073	93,761
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	11,473	14,822
Income Tax Withholding (IRRF)	11,379	2,267
PIS and COFINS	10,718	11,922
ISS	5,522	6,304
IPI	2,631	3,858
National Institute of Social Security (INSS)	2,151	2,991
Others	3,541	2,910

	164,488	138,835

18	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	03/31/2015	03/31/2014
Initial Balance	70,802	69,661
Additions (new tanks)	190	145
Expense with tanks removed	(1,020)	(998)
Accretion expense	2,300	639
Final Balance	72,272	69,447

Current	4,999	4,416
Non-current	67,273	65,031

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	03/31/2015	12/31/2014

‘am/pm’ and Jet Oil franchising upfront fee	14,166	14,785
Loyalty program “Km de Vantagens”	9,152	10,025
Loyalty program “Club Extra”	6,756	6,349

	30,074	31,159

Current	21,215	23,450
Non-current	8,859	7,709

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Subsidiary Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended March 31, 2015 with 1,714 stores (1,708 stores as of December 31, 2014). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended March 31, 2015 with 1,344 stores (1,337 stores as of December 31, 2014). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of March, 2015, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2015, on BM&FBOVESPA was R$ 64.83.

As of March 31, 2015, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2015, there were 30,611,697 common shares outstanding abroad in the form of ADRs (31,714,297 shares as of December 31, 2014).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. Until March 31, 2015, the Company acquired 1,854,200 common shares at an average cost of R$ 55.12 per share.

As of March 31, 2015, 9,002,356 common shares (7,148,156 as of December 31, 2014) were held in the Company’s treasury, acquired at an average cost of R$ 22.80 per share (R$ 14.42 as of December 31, 2014).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.12 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,772,527 as of March 31, 2015 and December 31, 2014.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2014	51	7,098	7,149	43,192

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	51,656

Changes in fair value	13,222	-	13,222	-

Balance as of March 31, 2015	13,273	7,098	20,371	94,848

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2013	5	5,423	5,428	38,076

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	6,220

Changes in fair value	48	-	48	-

Balance as of March 31, 2014	53	5,423	5,476	44,296

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2014 in the amount of R$ 389,164 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 25, 2015, and paid as of March 13, 2015, having been ratified in the Annual General Shareholders’ Meeting on April 15, 2015.

21	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2015	03/31/2014
Net revenue from sales and services:
Ultragaz	1,037,884	929,200
Ipiranga	15,118,296	13,921,416
Oxiteno	852,774	840,259
Ultracargo	92,327	85,530
Extrafarma	318,513	180,907 (1)
Others (2)	10,267	9,670
Intersegment sales	(26,421)	(20,118)
Total	17,403,640	15,946,864

Intersegment sales:
Ultragaz	855	340
Ipiranga	-	-
Oxiteno	684	475
Ultracargo	14,672	9,695
Extrafarma	-	-
Others (2)	10,210	9,608
Total	26,421	20,118

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,037,029	928,860
Ipiranga	15,118,296	13,921,416
Oxiteno	852,090	839,784
Ultracargo	77,655	75,835
Extrafarma	318,513	180,907 (1)
Others (2)	57	62
Total	17,403,640	15,946,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2015	03/31/2014
Operating income:
Ultragaz	38,156	27,607
Ipiranga	569,123	368,016
Oxiteno	110,562	75,684
Ultracargo	37,206	28,755
Extrafarma	16	8,506 (1)
Others (2)	(1,448)	(18,269)
Total	753,615	490,299

Share of profit of joint-ventures and associates:
Ultragaz	(14)	-
Ipiranga	(4,999)	(3,252)
Oxiteno	(968)	68
Ultracargo	125	268
Others (2)	2,940	349
Total	(2,916)	(2,567)

Financial income	103,458	90,426
Financial expenses	(284,701)	(205,195)
Income before income and social contribution taxes	569,456	372,963

Additions to property, plant, and equipment and intangible assets:
Ultragaz	70,633	35,955
Ipiranga	103,461	82,636
Oxiteno	17,895	19,771
Ultracargo	3,345	4,316
Extrafarma	15,652	3,129 (1)
Others (2)	4,171	3,933
Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	215,157	149,740
Asset retirement obligation – fuel tanks (see Note 18)	(190)	(145)
Capitalized borrowing costs	(5,797)	(1,344)
Total investments in property, plant, and equipment and intangible assets (cash flow)	209,170	148,251

Depreciation and amortization charges:
Ultragaz	34,176	33,345
Ipiranga	145,162	130,529
Oxiteno	34,979	32,948
Ultracargo	10,369	12,316
Extrafarma	5,109	1,987 (1)
Others (2)	6,080	3,158
Total	235,875	214,283

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2015	12/31/2014
Total assets (excluding intersegment account balances):
Ultragaz	2,864,887	2,701,673
Ipiranga	9,293,329	9,138,758
Oxiteno	4,401,972	4,229,501
Ultracargo	1,323,748	1,382,969
Extrafarma	611,558	602,409
Others (2)	1,438,185	1,425,072
Total	19,933,679	19,480,382

(1) Information of the period from February 1 to March 31, 2014.

(2) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2015 (1)	12/31/2014

United States of America	164,624	137,470
Mexico	124,832	107,554
Uruguay	66,335	55,855
Venezuela	20,817	18,763

(1) The increase in fixed and intangible assets as of March 31, 2015 is substantially due to the devaluation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2015	03/31/2014
Net revenue:
Brazil	17,152,702	15,726,692
Mexico	42,049	34,350
Venezuela	28,914	17,976
Other Latin American countries	88,254	84,539
United States of America and Canada	43,771	35,091
Far East	17,533	12,224
Europe	19,032	23,209
Others	11,385	12,783

Total	17,403,640	15,946,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income  and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of March 31, 2015 and December 31, 2014:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	03/31/2015	12/31/2014

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	759.1	594.9
Foreign trade receivables, net of allowance for doubtful accounts	202.7	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	575.8	507.3
	1,537.6	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(2,488.0)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(43.4)	(70.6)
	(2,531.4)	(1,937.8)

Foreign currency hedging instruments	1,320.3	783.3

Net asset position – Total	326.5	138.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 326.5 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income statement effect	Real devaluation	(16.5)	(41.4)	(82.7)
(2) Shareholders’ equity effect		49.2	123.0	246.0
(1) + (2)	Net effect	32.7	81.6	163.3

(3) Income statement effect	Real appreciation	16.5	41.4	82.7
(4) Shareholders’ equity effect		(49.2)	(123.0)	(246.0)
(3) + (4)	Net effect	(32.7)	(81.6)	(163.3)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 20.f - Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of March 31, 2015 and December 31, 2014:

In millions of Brazilian Reais

	Note	03/31/2015	12/31/2014
CDI
Cash equivalents	4	2,333.2	2,690.6
Financial investments	4	593.9	902.7
Asset position of foreign exchange hedging instruments - CDI	22	167.8	114.2
Loans and debentures	14	(5,144.2)	(5,157.9)
Liability position of foreign exchange hedging instruments - CDI	22	(1,186.1)	(749.6)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(498.9)	(486.1)
Net liability position in CDI		(3,734.3)	(2,686.1)
TJLP
Loans –TJLP	14	(510.0)	(540.5)
Net liability position in TJLP		(510.0)	(540.5)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	22	904.0	761.8
Loans - LIBOR	14	(971.6)	(814.3)
Net liability position in LIBOR		(67.6)	(52.5)
TIIE
Loans - TIIE	14	(60.9)	(32.3)
Net liability position in TIIE		(60.9)	(32.3)
SELIC
Loans – SELIC	14	(2.0)	-
Net liability position in SELIC		(2.0)	-

Total net liability position exposed to floating interest		(4,374.8)	(3,311.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2015, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	9.9	23.0	44.7
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.3	0.7	1.3
Interest effect on debt in CDI	Increase in CDI	(17.0)	(40.2)	(79.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(4.0)	(10.0)	(19.9)
Incremental expenses		(10.8)	(26.5)	(52.9)

Interest effect on debt in TJLP	Increase in TJLP	(0.7)	(1.7)	(3.5)
Incremental expenses		(0.7)	(1.7)	(3.5)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.1	0.3
Interest effect on debt in LIBOR	Increase in LIBOR	(0.1)	(0.1)	(0.3)
Incremental expenses		-	-	-

Interest effect on debt in TIIE	Increase in TIIE	-	(0.1)	(0.2)
Incremental expenses		-	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	-	-	-
Incremental expenses		-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	03/31/2015	12/31/2014

Ipiranga	138,971	136,104
Ultragaz	24,731	24,140
Oxiteno	12,075	4,522
Extrafarma	7,598	11,067
Ultracargo	2,945	2,611
Total	186,320	178,444

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,162.2 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$ 1,418 million, and until the first quarter of 2015 the amount of R$ 158 million had been realized. As of March 31, 2015, the Company and its subsidiaries had R$ 3,798.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of March 31, 2015 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of March 31, 2015.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	11,462.3	3,162.2	5,159.1	3,058.4	82.6
Currency and interest rate hedging instruments (3)	161.0	91.8	69.2	-	-
Trade payables	1,123.7	1,123.7	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 13.2 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 3.33 in 2015, R$ 3.62 in 2016, R$ 3.96 in 2017, R$ 4.31 in 2018, and R$ 4.71 in 2019, (iii) TJLP of 6.0% p.a. and (iv) IGP-M of 6.1% in 2015, 6.1% in 2016, 5.7% in 2017, 5.7% in 2018, and 5.7% in 2019 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on March 31, 2015 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on March 31, 2015. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount1		Fair value		Amounts receivable	Amounts payable

Hedging instruments	Counterparty	Maturity
			03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015

					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Itaú, JP Morgan, Santander
Receivables in U.S. dollars (LIBOR)		Apr 2015 to Sep 2017	US$ 290.0	US$ 290.0	904.0	761.8	904.0	-
Receivables in U.S. dollars (Fixed)			US$ 183.7	US$ 50.6	583.5	136.6	583.5	-
Payables in CDI interest rate			US$ (473.7)	US$ (340.6)	(1,186.1)	(749.1)	-	1,186.1
Total result			-	-	301.4	149.3	1,487.5	1,186.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Apr 2015 to Jun 2015
Receivables in CDI interest rates			US$ 52.6	US$ 42.9	167.8	114.2	167.8	-
Payables in U.S. dollars (Fixed)			US$ (52.6)	US$ (42.9)	(167.2)	(115.6)	-	167.2
Total result			-	-	0.6	(1.4)	167.8	167.2

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2015 to Aug 2016
Receivables in fixed interest rate			R$ 327.5	R$ 327.5	546.3	532.0	546.3	-
Payables in CDI interest rate			R$ (327.5)	R$ (327.5)	(498.9)	(486.1)	-	498.9
Total result			-	-	47.4	45.9	546.3	498.9

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	Itaú	-	-	€ 0.2	-	0.5	-	-
Payables in CDI interest rate			-	€ (0.2)	-	(0.5)	-	-
Total result			-	-	-	-	-	-

Total gross result					349.4	193.8	2,201.6	1,852.2
Income tax					(70.5)	(36.7)	(70.4)	-
Total net result					278.9	157.1	2,131.2	1,852.2

Positive result (see Note 4)					302.8	164.5
Negative result (see Note 14)					(23.9)	(7.4)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of March 31, 2015 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of March 31, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 473.7 million in notional amount with a liability position, on average of 100.0 % of CDI, of which US$ 183.7 million, on average, had an asset position at US$ + 1.7 % p.a. and US$ 290.0 million had an asset position at US$ + LIBOR + 0.8% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of March 31, 2015, these swap contracts totaled US$ 11.6 million and, on average, had an asset position at 77.7% of CDI and a liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. As of March 31, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 41.0 million in notional amount with an asset position at 83.0% of CDI and a liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of March 31, 2015 these swap contracts totaled R$ 327.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 11.8% p.a. and a liability position at 98.6% of CDI.

d – Hedging against the foreign currency exchange exposure of liabilities - The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. As of March 31, 2015, the Company and its subsidiaries had no swap contracts.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 300.0 million. As of March 31, 2015, a gain of R$ 89.2 million related to the result of hedging instruments, a gain of R$ 18.6 million related to the fair value adjustment of debt, and a loss of R$ 121.9 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.5% of CDI (see Note 14.c.1).

On March 31, 2015, the notional amount of exchange rate hedging instruments designated as cash flow hedges totaled US$ 80.0 million related to highly probable transactions and a gain for the three-month period ended March 31, 2015 of R$ 39.1 million was recognized through the income statement.

On March 31, 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 41 million relating to the portion of investments in entities which have functional currency different from the Real. For the three-month period ended March 31, 2015, a loss of R$ 14.0 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

On March 31, 2015, the notional amount of interest rate hedging instruments totaled R$ 327.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. As of March 31, 2015, a gain of R$ 1.4 million related to the result of hedging instruments, a null result related to the fair value adjustment of debt, and a loss of R$ 15.0 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 98.6% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of March 31, 2015 and December 31, 2014 and income statement as of March 31, 2015 and 2014 of the Company and its subsidiaries:

	R$ million
	03/31/2015
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(29.7)	10.8
b – Exchange rate swaps payable in U.S. dollars (ii)	(0.4)	(14.0)
c – Interest rate swaps in R$ (iii)	1.4	-

Total	(28.7)	(3.2)

	R$ million
	03/31/2014	12/31/2014
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(10.8)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	5.8	(7.3)
c – Interest rate swaps in R$ (iii)	6.6	-

Total	1.6	(7.3)

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2015 and December 31, 2014, are stated below:

			03/31/2015		12/31/2014
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	139,179	139,179	133,296	133,296
Financial investments in local currency	Measured at fair value through profit or loss	4	2,333,198	2,333,198	2,690,638	2,690,638
Financial investments in foreign currency	Measured at fair value through profit or loss	4	21,618	21,618	3,435	3,435

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	583,244	583,244	892,065	892,065
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	628,724	628,724	505,574	505,574
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	302,804	302,804	164,496	164,496

Total			4,019,385	4,019,385	4,400,122	4,400,122

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,477,567	1,477,567	1,132,644	1,132,644
Financing	Measured at amortized cost	14	5,174,396	5,153,370	4,904,248	4,878,005
Debentures	Measured at amortized cost	14	2,255,920	2,252,908	2,283,852	2,281,353
Finance leases	Measured at amortized cost	14	46,296	46,296	47,044	47,044
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	23,872	23,872	7,424	7,424
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	128,185	128,185	92,072	92,072

Total			9,106,236	9,082,198	8,467,284	8,438,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.
•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2015 and December 31, 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries as of March 31, 2015 and December 31, 2014:

	Category	Note	03/31/2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	139,179	139,179	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	2,333,198	2,333,198	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	21,618	21,618	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	583,244	583,244	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	628,724	143,333	485,391	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	302,804	-	302,804	-

Total			4,019,385	3,231,190	788,195	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,477,567	-	1,477,567	-
Financing	Measured at amortized cost	14	5,153,370	840,366	4,313,004	-
Debentures	Measured at amortized cost	14	2,252,908	-	2,252,908	-
Finance leases	Measured at amortized cost	14	46,296	-	46,296	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	23,872	-	23,872	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	128,185	-	128,185	-
Total			9,082,198	840,366	8,241,832	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	-	164,496	-

Total			4,400,122	3,876,834	523,288	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	-	1,132,644	-
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	-
Debentures	Measured at amortized cost	14	2,281,353	-	2,281,353	-
Finance leases	Measured at amortized cost	14	47,044	-	47,044	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	-	7,424	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	-	92,072	-
Total			8,438,542	707,281	7,731,261	-

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a) to the financial statements of the Company filed with the CVM on February 25, 2015.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of March 31, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 4.03 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of March 31, 2015, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of March 31, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	241,793	682,718	1,123,643
(2) Debts/firm commitments in dollars	appreciation	(241,771)	(682,664)	(1,123,557)
(1)+(2)	Net effect	22	54	86

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,099)	41,385	83,869
(4) Gross margin of Oxiteno	devaluation	1,099	(41,385)	(83,869)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of March 31, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	2,842	5,815
(2) Fixed rate financing	Pre-fixed rate	-	(2,845)	(5,820)
(1)+(2)	Net effect	-	(3)	(5)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by managements. Managements are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2014	Additions	Write-offs	Monetary restatement	Balance on 03/31/2015

IRPJ and CSLL (i)	406,478	-	-	7,466	413,944
PIS and COFINS (ii)	119,237	-	-	2,020	121,257
ICMS	20,829	-	-	102	20,931
Social security	10,483	179	(21)	159	10,800
Civil litigation (iii)	58,336	77	(1,464)	17	56,966
Labor litigation (iv)	71,516	2,638	(1,605)	227	72,776
Other	562	9	(10)	4	565

Total	687,441	2,903	(3,100)	9,995	697,239

Current	64,169				69,283
Non-current	623,272				627,956

Some of the tax provisions above involve escrow deposits in the amount of R$ 515,120 as of March 31, 2015 (R$ 505,650 as of December 31, 2014).

b.	Tax Matters

Provisions

(i)     On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 396,203 as of March 31, 2015 (R$ 388,675 as of December 31, 2014). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

(i)  The subsidiary IPP has a Declaratory Action discussing the constitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis. This claim was denied on 1st and 2nd instances, and the appeal presented to the Supreme Court awaits trial. The subsidiary has provision of R$ 20,948 as of March 31, 2015 (R$ 20,706 as of December 31, 2014) for this discussion.

(ii)       The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 94,113 as of March 31, 2015 (R$ 92,457 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$ 118,043 as of March 31, 2015 (R$ 116,480 as of December 31, 2014), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$ 37,175 as of March 31, 2015 (R$ 36,370 as of December 31, 2014), (c) assessments for alleged non-payment of ICMS totaling R$ 52,563 as of March 31, 2015 (R$ 52,011 as of December 31, 2014), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$ 46,472 as of March 31, 2015 (R$ 45,256 as of December 31, 2014), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$ 17,900 as of March 31, 2015 (R$ 17,806 as of December 31, 2014), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$ 29,316 as of March 31, 2015 (R$ 28,811 as of December 31, 2014); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$ 66,140 as of March 31, 2015 (R$ 60,412 as of December 31, 2014), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$ 41,233 as of March 31, 2015 (R$ 40,224 as of December 31, 2014) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$ 36,812 as of March 31, 2015 (R$ 36,396 as of December 31, 2014); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, totaling R$ 9,551 as of March 31, 2015 (R$ 8,173 as of December 31, 2014); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), totaling R$ 11,728 as of March 31, 2015 (R$ 11,579 as of December 31, 2014).

The subsidiary IPP has assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of March 31, 2015, is R$ 142,413 (R$ 140,566 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$ 36,562, net of attorney’s fees.

c.	Civil Claims

Provisions

iii) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 56,966 as of March 31, 2015 (R$ 58,336 as of December 31, 2014).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

d.	Labor Matters

Provisions

iv) The Company and its subsidiaries maintained provisions of R$ 72,776 as of March 31, 2015 (R$ 71,516 as of December 31, 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargaining agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargaining agreement dispute. Based on the opinion of their legal advisors, who reviewed the latest STF decision in the collective bargaining agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of March 31, 2015.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2015, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to March 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)

	03/31/2015	03/31/2014	03/31/2015	03/31/2014
In tons of ethylene	38,133	52,048	44,352	52,196

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to March 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)

	03/31/2015	03/31/2014	03/31/2015	03/31/2014
In tons of ethylene	10,965	10,964	9,116	10,471

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,104
Ipiranga	R$ 705
Ultracargo	R$ 550
Ultragaz	R$ 250
Extrafarma	R$ 100

(*) In millions. As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2015	22,595	23,765	-	46,360

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2015	payable	86,135	250,073	140,658	476,866
	receivable	(50,064)	(152,842)	(95,315)	(298,221)

The expense recognized for the three-month period ended March 31, 2015 for operating leases was R$ 28,888 (R$ 15,198 for the three-month period ended March 31, 2014), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the three-month period ended March 31, 2015, the Company and its subsidiaries contributed R$ 5,439 (R$ 4,868 for the three-month period ended March 31, 2014) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2015 was 8,471 active participants and 146 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2014 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	03/31/2015	12/31/2014

Health and dental care plan	29,344	28,521
FGTS Penalty	52,885	50,881
Bonus	26,326	25,288
Life insurance	15,522	15,101

Total	124,077	119,791

Current	11,412	11,419
Non-current	112,665	108,372

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from Sale and Services (Consolidated)

	03/31/2015	03/31/2014

Gross revenue from sale	17,799,847	16,286,765
Gross revenue from services	148,822	141,194
Sales tax	(460,137)	(395,949)
Discounts and sales returns	(85,978)	(83,590)
Deferred revenue (see Note 19)	1,086	(1,556)

Net revenue from sales and services	17,403,640	15,946,864

26	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	03/31/2015	03/31/2014

Raw materials and materials for use and consumption	15,567,150	14,412,245
Personnel expenses	438,564	396,319
Freight and storage	241,792	239,932
Depreciation and amortization	235,875	214,283
Advertising and marketing	52,188	61,978
Services provided by third parties	42,408	54,032
Lease of real estate and equipment	33,572	25,654
Other expenses	82,194	79,164

Total	16,693,743	15,483,607

Classified as:
Cost of products and services sold	15,821,547	14,674,871
Selling and marketing	584,204	504,836
General and administrative	287,992	303,900

Total	16,693,743	15,483,607

Research and development expenses are recognized in the income statements and amounted to R$ 9,251 for the three-month period ended March 31, 2015 (R$ 8,452 for the three-month period ended March 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other Operating Income, Net (Consolidated)

	03/31/2015	03/31/2014

Commercial partnerships	9,007	8,444
Merchandising	8,192	8,029
Loyalty program	3,377	1,658
Others	882	1,883

Other operating income, net	21,458	20,014

28	Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the three-month period ended March 31, 2015, the gain was R$ 22,260 (gain of R$ 7,028 for the three-month period ended March 31, 2014), represented primarily from disposal of property, plant, and equipment.

29	Financial Income (Expense)

	Parent		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Financial income:
Interest on financial investments	39,386	29,996	86,596	74,389
Interest from customers	-	-	15,910	15,035
Other financial income	8	-	952	1,002
	39,394	29,996	103,458	90,426
Financial expenses:
Interest on loans	-	-	(123,177)	(108,554)
Interest on debentures	(26,925)	(22,917)	(69,852)	(57,499)
Interest on finance leases	-	-	(657)	(624)
Bank charges, financial transactions tax, and other charges	1,012	639	(11,001)	(11,177)
Exchange variation, net of gains and losses with derivative instruments	-	-	(40,850)	(18,025)
Changes in subscription warranty - indemnification (see Note 3.a)	(36,112)	(8,401)	(36,112)	(8,401)
Monetary restatement of provisions, net, and other financial expenses	(6)	(4)	(3,052)	(915)
	(62,031)	(30,683)	(284,701)	(205,195)

Financial income (expense)	(22,637)	(687)	(181,243)	(114,769)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants - indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	03/31/2015	03/31/2014

Net income for the period of the Company	384,871	246,923
Weighted average shares outstanding (in thousands)	545,957	542,670
Basic earnings per share –R$	0.7049	0.4550

Diluted Earnings per Share	03/31/2015	03/31/2014

Net income for the period of the Company	384,871	246,923
Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants - indemnification	550,226	546,810
Diluted earnings per share –R$	0.6995	0.4516

Weighted Average Shares Outstanding (in thousands)	03/31/2015	03/31/2014

Weighted average shares outstanding for basic per share calculation:	545,957	542,670
Dilution effect
Subscription warrants - indemnification	2,126	2,126
Deferred Stock Plan	2,143	2,014
Weighted average shares outstanding for diluted per share calculation:	550,226	546,810

31	Subsequent event

Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 23.f).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published in the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil.

Until May 6, 2015, the state environmental agency, Companhia de Tecnologia de Saneamento Ambiental (CETESB) and the Santos municipal government had imposed fines on Ultracargo in connection with such event, totaling R$ 25 million. Part of this amount can be contested by Ultracargo. Ultracargo is currently conducting the preliminary assessments of the impacts of such accident that are not covered by our insurance policies.

This event had no impact on the interim financial information as of March 31, 2015.

ULTRAPAR PARTICIPAÇÕES S.A.
 MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2015

(1) Selected financial information:

(R$ million)	1Q15	1Q14	4Q14	Variation 1Q15 X 1Q14	Variation 1Q15 X 4Q14
Net revenue from sales and services	17,403.6	15,946.9	17,822.3	9%	-2%
Cost of products and services sold	(15,821.5)	(14,674.9)	(16,332.5)	8%	-3%
Gross profit	1,582.1	1,272.0	1,489.8	24%	6%
Selling, marketing, general and administrative expenses	(872.2)	(808.7)	(871.1)	8%	0%
Other operating income, net	21.5	20.0	44.5	7%	-52%
Gain on disposal of property, plant and equipment and intangibles	22.3	7.0	21.8	217%	2%
Operating income	753.6	490.3	684.9	54%	10%
Financial expenses, net	(181.2)	(114.8)	(124.7)	58%	45%
Share of profit of joint ventures and associates	(2.9)	(2.6)	(5.7)	14%	-49%
Income before income and social contribution taxes	569.5	373.0	554.6	53%	3%
Income and social contribution taxes – current and deferred	(198.5)	(137.1)	(198.8)	45%	0%
Income and social contribution taxes – tax incentives	15.7	13.4	16.0	17%	-2%
Net income	386.6	249.3	371.8	55%	4%
Net income attributable to Ultrapar	384.9	246.9	369.4	56%	4%
Net income attributable to non-controlling interests in subsidiaries	1.7	2.4	2.4	-26%	-26%
EBITDA (*)	986.6	702.0	915.6	41%	8%

Volume – LPG sales – thousand tons	403.3	392.0	429.8	3%	-6%
Volume – Fuels sales – thousand of cubic meters	6,129.9	6,067.5	6,715.2	1%	-9%
Volume – Chemicals sales – thousand tons	175.1	190.9	193.9	-8%	-10%

(*) For further information on EBITDA, see note (1) on page 93.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared based on the interim financial information for the three-month period ended March 31, 2015, prepared in accordance with IAS 34 issued by the IASB, and in accordance with CPC 21 (R1), and presented in accordance with standards established by CVM. The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 2013 including the months from February to December 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in shareholders’ equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in an assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$ 12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. The value of the association totaled R$ 719.9 million. For more information, see Note 3.a and Note 22 to our 2014 financial statements.

(2) Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar's consolidated net revenue from sales and services in 1Q15 increased by 9% compared to 1Q14, reaching R$ 17,404 million, due to the revenues growth in all businesses. Compared with 4Q14, Ultrapar's net sales and services decreased by 2%, mainly due to the seasonality between periods.

Cost of products and services sold: In 1Q15, Ultrapar’s cost of products and services sold increased by 8% compared to 1Q14, totaling R$ 15,822 million, due to the increased cost of products and services sold in Ipiranga, Ultragaz and Extrafarma. Compared with 4Q14, Ultrapar’s cost of products and services sold decreased by 3%.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,582 million in 1Q15, up 24% over 1Q14, as a consequence of the growth in the gross profit in all businesses. Compared with 4Q14, Ultrapar’s gross profit increased by 6%, mainly due to one-off effects in Ipiranga.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 872 million in 1Q15, an increase of 8% over 1Q14, due to the effects of inflation, the expansion of Ipiranga’s network, the consolidation of Extrafarma from February 2014 and the company's accelerated expansion. Compared with 4Q14, Ultrapar’s selling, marketing, general and administrative expenses were stable.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 1Q15 amounted to R$ 236 million, a 10% increase over 1Q14, as a result of investments made during the last 12 months, specially in the expansion of Ipiranga’s service station network and related logistics infrastructure. Compared to 4Q14, total depreciation and amortization costs and expenses remained stable.

Operating income: Ultrapar’s operating income amounted to R$ 754 million in 1Q15, up 54% over 1Q14, as a result of the increase in the operating income of Ipiranga, Oxiteno, Ultragaz and Ultracargo. Compared with 4Q14, Ultrapar’s operating income increased by 10%, mainly due to one-off effects in Ipiranga.

Financial result: Ultrapar's net debt at the end of March 2015 was R$ 5.0 billion (1.4 times LTM EBITDA), compared to R$ 4.3 billion in March 2014 (1.4 times LTM EBITDA). In 1Q15, Ultrapar reported net financial expense of R$ 181 million, R$ 66 million above 1Q14, mainly as a result of (i) the annual CDI 1.8 p.p. higher, (ii) increased net debt, in line with the growth of the company, (iii) the Real depreciation and (iv) effect of the appreciation of the Ultrapar’s shares on subscription warrants issued in the Extrafarma’s transaction. Compared to 4Q14, net financial expense increased R$ 57 million, as a result of the same factors.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 183 million in 1Q15, compared with expenses of R$ 124 million in 1Q14, an increase of 48%, mainly as a result of the increase on pre-tax profit. Compared to 4Q14, income tax and social contribution expenses, net of benefit of tax holidays were stable.

Net income: Net income in 1Q15 amounted to R$ 387 million, up 55% over 1Q14, mainly due to the EBITDA growth between periods, partially offset by increased net financial expenses and increased depreciation and amortization, resulting from investments made in expansions and still in the maturing process. Compared to 4Q14, net earnings increased by 4% as a consequence of EBITDA growth.

EBITDA: Ultrapar's consolidated EBITDA totaled R$ 987 million in 1Q15, up 41% over 1Q14, in spite of the slowdown of the Brazilian economy, due to the growth in the EBITDA of Ipiranga, Ultragaz, Oxiteno and Ultracargo. Compared with 4Q14, the Ultrapar's EBITDA increased by 8%.

R$ million	1Q15	1Q14	4Q14	Variation 1Q15 X 1Q14	Variation 1Q15 X 4Q14
Ultrapar	986.6	702.0	915.6	41%	8%
Ipiranga	714.5	498.7	711.5	43%	0%
Oxiteno	144.6	108.7	97.8	33%	48%
Ultragaz	72.3	61.0	81.8	19%	-12%
Ultracargo	47.7	41.3	37.8	15%	26%
Extrafarma	5.1	10.5	3.3	-51%	54%

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	1Q15	1Q14	4Q14
Net income	386.6	249.3	371.8
(+) Income tax and social contribution	182.8	123.7	182.8
(+) Net financial expenses	181.2	114.8	124.7
(+) Depreciation and amortization	235.9	214.3	236.4
EBITDA	986.6	702.0	915.6

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: In 1Q15, sales volume of fuels for light vehicles (Otto cycle) increased by 5%, mainly driven by the growth in the vehicle fleet and investments made in Ipiranga's network expansion. In 1Q15, a 3% reduction in the total volume of diesel occurred due to the weaker performance of the economy. Consequently, Ipiranga's sales volume totaled 6,130 thousand cubic meters in 1Q15, 1% above 1Q14 volume. Compared to 4Q14, sales volume decreased by 9%, mainly due to seasonality between periods.

Net revenue from sales and services: Ipiranga's net revenue from sales and services reached R$ 15,118 million in 1Q15, up 9% over 1Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and, consequently, increased ethanol costs, (ii) increased sales volume, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 4Q14, Ipiranga's net sales and services decreased by 2%, mainly due to the seasonality between periods, partially offset by the rise in costs of gasoline and diesel in February 2015.

Cost of products sold: Ipiranga's cost of products sold totaled R$ 14,097 million in 1Q15, up 8% compared to 1Q14, mainly due to (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and, consequently, increased ethanol costs and (ii) increased sales volume, partially offset by temporary benefit of inventories and fuel imports. Compared with 4Q14, the cost of products sold decreased by 3%, mainly due to the lower seasonal volumes and the temporary benefit of inventories and fuel imports, partially offset by the rise in costs of gasoline and diesel in February 2015.

Selling, marketing, general and administrative expenses: Ipiranga´s selling, marketing, general and administrative expenses amounted to R$ 496 million in 1Q15, a 3% increase over 1Q14, mainly resulting from (i) increased sales volume, (ii) the expansion of the distribution network and (iii) the effects of inflation on expenses, partially offset by increased expenses in 1Q14 with advertising and marketing related to the 2014 World Cup and with indemnification. Compared to 4Q14, sales, general and administrative expenses increased by 7%, mainly due to the cease of contingencies resulting from the acquisition of Texaco in 2009, which reduced Ipiranga's expenses by R$ 19 million in 4Q14.

EBITDA: Ipiranga's EBITDA, excluding extraordinary effects,  reached R$ 583 million in 1Q15, an increase of 17% compared to 1Q14, mainly due to increased sales volume in the reseller segment, with an improved sales mix, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Additionally, the movements in the domestic and foreign markets of fuels created an opportunity to import products and temporary benefits of inventory gains with a combined effect of R$ 108 million in 1Q15, in addition to a concentration of revenues from the sale of assets, contributing with R$ 24 million in results. Including these extraordinary effects, Ipiranga’s EBITDA totaled R$ 715 million, up 43% over 1Q14. As compared to 4Q14, Ipiranga's EBITDA remained practically stable, with the extraordinary effects of imports of products and higher inventory gains offset by lower seasonal volume.

Oxiteno

Operational performance: Sales volume in the domestic market decreased by 7% (10 thousand tons) as compared to 1Q14, due to the 26% reduction in sales of glycols, as a result of the scheduled stoppage of the Camaçari plant in March of 2015, and the 3% decrease in sales of specialty chemicals in the domestic market, effect of the slowdown of the economy. In the foreign market, sales volume decreased by 11% due to the lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. With all these effects, sales volume in 1Q15 totaled 175 thousand tons, down 8% (16 thousand tons) compared to 1Q14. As compared to 4Q14, sales volume decreased by 10% (19 thousand tons), mainly due to the typical seasonality between quarters, with reflects on lower sales of  specialty chemicals (6% or 11 thousand tons).

Net revenue from sales and services: Oxiteno's net revenues from sales and services totaled R$ 853 million in 1Q15, a 1% increase over 1Q14, due to a 21% weaker Real against the U.S. dollar, offset by the lower sales volume and the decrease in average dollar prices, influenced by lower international oil prices and, consequently, petrochemical prices in general. As compared to 4Q14, net sales and services decreased by 4% due to the reduction in volume and average dollar prices, partially offset by a 12% weaker Real.

Cost of products sold: Oxiteno's cost of products sold in 1Q15 totaled R$ 602 million, down 5% over 1Q14, due to the lower sales volume and reduction in the cost of raw materials, influenced by the lower international oil prices, partially offset by a 21% weaker Real. As compared to 4Q14, the cost of products sold decreased by 11% as a result of the lower sales volume and the decrease in the cost of raw materials.

Selling, marketing, general and administrative expenses: Oxiteno's selling, marketing, general and administrative expenses amounted to R$ 140 million in 1Q15, a 9% increase over 1Q14, due to (i) increased logistics expenses, as a result of the increases in diesel costs and the effect of a weaker Real, (ii) the effects of inflation on expenses and (iii) losses in connection with an international client in judicial recovery. As compared to 4Q14, sales, general and administrative expenses decreased by 6% mainly due to higher expenses with studies and projects in 4Q14.

EBITDA: EBITDA totaled R$ 145 million in 1Q15, up 33% over 1Q14, mainly due to (i) the weaker Real against the US dollar and (ii) the decrease in the cost of raw materials, partially offset by lower sales volume. As compared to 4Q14, EBITDA increased by 48%, mainly due to the same factors mentioned in the comparison with 1Q14, in addition to higher expenses with studies and projects in 4Q14.

Ultragaz

Operational performance: In 1Q15, Ultragaz reached sales volume of 403 thousand tons, up 3% over 1Q14, mainly driven by the commercial initiatives of new resellers and market growth in North and Northeast regions in bottled segment and capture of new clients in the segment of small and medium-sized businesses in bulk segment, partially offset by the effect of slowdown effect of the economy. Compared to 4Q14, Ultragaz's sales volume decreased by 6%, mainly due to seasonality between periods.

Net revenue from sales and services: Ultragaz's net revenues from sales and services was R$ 1,038 million in 1Q15, a 12% increase over 1Q14, due to the increased sales volume and the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014. As compared to 4Q14, net sales and services decreased by 2%, mainly due to seasonally lower volume, partially offset by the increase in the cost of LPG in December 2014.

Cost of products sold: Ultragaz's cost of products sold amounted to R$ 883 million in 1Q15, an 11% increase over 1Q14, as a result of the increased sales volume, the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and freight costs due to increased diesel costs. As compared to 4Q14, the cost of products sold decreased by 1%, mainly due to seasonally lower volume, partially offset by the increase in the cost of LPG in December 2014.

Selling, marketing, general and administrative expenses: Ultragaz's selling, marketing, general and administrative expenses totaled R$ 115 million in 1Q15, up 7% over 1Q14, mainly as a result of the effects of inflation on expenses and higher expenses with variable compensation, in line with the earnings progression. As compared to 4Q14, sales, general and administrative expenses decreased by 2%, mainly due to seasonally lower volume.

EBITDA: In 1Q15, Ultragaz's EBITDA amounted to R$ 72 million, up 19% over 1Q14, mainly due to the increased volume and commercial initiatives. As compared to 4Q14, EBITDA decreased by 12%, mainly due to the seasonality between periods.

Ultracargo

Operational performance: In 1Q15, Ultracargo's average storage grew by 5% over 1Q14, mainly as a result of imports of fuels by the distributors and greater handling of fuel oil for thermoelectric plants, partially offset by the effects of the slowdown of the economy on the handling of chemicals. As compared to 4Q14, average storage increased by 12%, mainly as a result of the increased handling of products derived from the beginning of the harvest of sugarcane, with impact on production and export of ethanol, and the imports of fuels.

Net revenue from sales and services: Ultracargo's net revenues from sales and services totaled R$ 92 million in 1Q15, up 8% over 1Q14, mainly due to the increased average storage of terminals and the annual tariff adjustments. As compared to 4Q14, net sales and services increased by 11%, mainly due to the growth in the average storage in its terminals.

Cost of services provided: Ultracargo's cost of services provided in 1Q15 amounted to R$ 35 million, in line with the costs in 1Q14. As compared to 4Q14, the cost of services provided decreased by 2%, as a result of the concentration of maintenance costs in 4Q14.

Selling, marketing, general and administrative expenses: Ultracargo's salling, marketing, general and administrative expenses totaled R$ 22 million in 1Q15, a 4% decrease compared to 1Q14, mainly due to end of the amortization of intangible assets recorded upon the acquisition of the Itaqui terminal, in Maranhão, in 2012. As compared to 4Q14, sales, general and administrative expenses decreased by 9% mainly due to lower depreciation and amortization expenses mentioned above.

EBITDA: Ultracargo's EBITDA reached R$ 48 million in 1Q15, a 15% increase over 1Q14 and a 26% increase over 4Q14, mainly due to the increased average storage of its terminals.

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 refers to the months from February to March, 2014.

Operational performance: Extrafarma ended 1Q15 with 226 company-owned drugstores in the North and Northeast regions of Brazil, an increase of 26 drugstores (13%) compared to the end of 1Q14. At the end of 1Q15, 13% of the drugstores were under 1 year of operation, compared to 15% in 1Q14. There was an increase of 3 drugstores (1%) compared to 4Q14.

Gross revenues: Extrafarma's gross revenues totaled R$ 338 million in 1Q15, an increase of 78% in relation to the 1Q14, both in the wholesale and retail segments. The growth in gross revenues of the retail segment is mainly derived from the consolidation of February and March only in 1Q14, the 13% increase in the number of drugstores and the 12% increase in same store sales (compared to the three months in 1Q14). Compared to 4Q14, Extrafarma's gross revenues decreased by 2%, mainly due to the seasonality between periods.

Cost of products sold and gross profit: Extrafarma's cost of goods sold totaled R$ 221 million in 1Q15, up 79% over 1Q14, mainly as a result of the consolidation of February and March only in 1Q14, the increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Gross profit reached R$ 97 million, up 69% compared with 1Q14. As compared to 4Q14, the cost of goods sold increased by 4% in 1Q15 and gross profit reduced by 9%, mainly due to the seasonality between periods, with a concentration of industry funds in 4Q14.

Selling, marketing, general and administrative expenses: Extrafarma's selling, marketing, general and administrative expenses amounted to R$ 97 million in 1Q15, double the expenses in 1Q14, mainly due to (i) the consolidation of February and March only in 1Q14, (ii) the 13% increase in the number of drugstores, (iii) the star up of the operation of the new distribution center of Ceará, (iv)  the increases above inflation on unit expenses with personnel and (v) the inclusion of expenses for the structuring for a more accelerated growth. As compared to 4Q14, sales, general and administrative expenses decreased by 9%, mainly due to non-recurring expenses related to integration in 4Q14.

EBITDA: Extrafarma's EBITDA in 1Q15 amounted to R$ 5 million, half the EBITDA reported in to 1Q14, mainly due to (i) the inclusion of expenses for the structuring for a more accelerated growth, (ii) including the start up of the operation of the new distribution center of Ceará whose benefits will be produced in the coming years, and (iii) the increases above inflation on unit expenses with personnel. Compared to 4Q14, Extrafarma's EBITDA was R$ 2 million higher

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2015 any service other than the external audit of the financial statements for the year ended on December 31, 2014 and the review of interim financial information of Ultrapar and subsidiaries for the quarter ended on March 31, 2015.

Item 2

São Paulo, May 6, 2015 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2015.

Results conference call

Brazilian conference call
May 8, 2015
10:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
May 8, 2015
11:30 a.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: +1 877 317 6776
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 64.83/share (03/31/15)
UGP = US$ 20.20/ADR (03/31/15)

Main highlights in 1Q15
✓	WITH MORE THAN R$ 2 BILLION IN INVESTMENTS SINCE THE BEGINNING OF 2014, WE REACHED ANOTHER QUARTER OF EARNINGS GROWTH:

	•	NET REVENUES TOTAL R$ 17 BILLION IN 1Q15, A 9% GROWTH OVER 1Q14, WITH GROWTH IN ALL THE BUSINESSES.

	•	EBITDA REACHES R$ 987 MILLION IN 1Q15, UP 41% OVER 1Q14.

	•	NET EARNINGS REACH R$ 387 MILLION IN 1Q15, UP 55% OVER 1Q14.

✓	REPURCHASE PROGRAM TOTALS 1.9 MILLION SHARES IN THE QUARTER

"As planned, we started 2015 reporting another quarter of earnings growth, continuing the trend seen in previous years. Such growth, even in a more challenging economic environment, is the result of consistent investments to strengthen and expand our businesses, of our corporate governance designed towards the alignment of interests and of Ultrapar's resilient nature, which allow for a consistent performance through the economic cycles. For 2015, we plan to continue investing in the growth and strengthening of Ultrapar, creating opportunities for our businesses and partners, providing our customers with more convenience and quality and creating value for the company."

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 2013 including the months from February to December 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in shareholders’ equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in an assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$ 12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. The value of the association totaled R$ 719.9 million. For more information, see Note 3.a and Note 22 to our 2014 financial statements.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	1Q15	1Q14	4Q14	Δ (%)	Δ (%)
				1Q15v1Q14	1Q15v4Q14
Net earnings	386.6	249.3	371.8	55%	4%
(+) Income and social contribution taxes	182.8	123.7	182.8
(+) Financial expenses (income), net	181.2	114.8	124.7
(+) Depreciation and amortization	235.9	214.3	236.4
EBITDA	986.6	702.0	915.6	41%	8%

2

Summary of 1st quarter 2015

Ultrapar – Consolidated data	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Net sales and services	17,404	15,947	17,822	9%	(2%)
Gross profit	1,582	1,272	1,490	24%	6%
Operating profit	754	490	685	54%	10%
EBITDA	987	702	916	41%	8%
Net earnings¹	387	249	372	55%	4%
Earnings attributable to Ultrapar per share²	0.70	0.45	0.67	55%	4%
Amounts in R$ million (except for EPS)
¹ Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga – Operational data	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Total volume (000 m³)	6,130	6,067	6,715	1%	(9%)
Diesel	3,043	3,133	3,365	(3%)	(10%)
Gasoline, ethanol and NGV	2,993	2,854	3,263	5%	(8%)
Other3	93	81	87	16%	7%
3 Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Total volume (000 tons)	175	191	194	(8%)	(10%)
Product mix
Specialty chemicals	155	164	166	(6%)	(6%)
Glycols	20	26	28	(25%)	(29%)
Geographical mix
Sales in Brazil	127	137	139	(7%)	(9%)
Sales outside Brazil	48	54	55	(11%)	(13%)

Ultragaz – Operational data	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Total volume (000 tons)	403	392	430	3%	(6%)
Bottled	273	263	294	4%	(7%)
Bulk	130	129	136	1%	(5%)

Ultracargo – Operational data	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Effective storage4 (000 m3)	758	722	677	5%	12%
4 Monthly average.

3

Extrafarma – Operational data5	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Gross revenues (R$ million)	338	190	346	78%	(2%)
Number of drugstores (end of period)	226	200	223	13%	1%
5 As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14  refers to the months from February to March.

Macroeconomic indicators	1Q15	1Q14	4Q14	Δ (%) 1Q15v1Q14	Δ (%) 1Q15v4Q14
Average exchange rate (R$/US$)	2.86	2.36	2.55	21%	12%
Brazilian interbank interest rate (CDI)	2.8%	2.4%	2.8%
Inflation in the period (IPCA)	3.8%	2.2%	1.7%

Highlights

✓
Fire accident in a terminal operated by Ultracargo in Santos (SP) – On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil. There were no casualties and the cause of such accident and its impacts are still being investigated. Ultracargo maintains insurance policies to cover certain risks to which it is exposed. On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published at the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil. Until the present date, the state environmental agency, Companhia de Tecnologia de Saneamento Ambiental (CETESB) and the Santos municipal government had imposed fines on Ultracargo in connection with such event, totaling R$ 25 million. Part of this amount can be contested by Ultracargo. Ultracargo is currently conducting the preliminary assessments of the impacts of such accident that are not covered by our insurance policies. In 2014, Ultracargo’s activities in Santos generated net revenues of R$ 114 million, and contributed R$ 69 million to its EBITDA, which represented 2% of Ultrapar’s consolidated EBITDA. The operating and financial information for 1Q15 does not include any effect from such event, which occurred after the end of 1Q15.

✓
Share repurchase program – In December 2014, Ultrapar's Board of Directors approved a share repurchase program ending December 2015, with a limit of up to 6.5 million common shares. During the first quarter of 2015, 1.9 million shares were repurchased.

✓
Issuance of debentures – In March 2015, Ultrapar issued the 5th debentures offering in single series of 80,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R$10,000.00, with a term of three years (payment of the face value in a lump sum at final maturity) and interest of 108.25% of CDI.

4

Executive summary of the results

During 1Q15, the Brazilian macroeconomic scenario followed the same trend seen in the last few months of 2014, with the combination of inflation above the target, weak economic activity, rising interest rates and depreciation of the Real. In the international markets, oil prices remained at levels much lower than those observed in the last years, ending the quarter at an average price of US$ 54/barrel (Brent), half the average price in 1Q14. The base interest rate was raised from 11.75% at the end of December 2014 to 12.75% at the end of March 2015, as compared to 10.75% on March 2014. Among the initiatives aiming fiscal adjustments, the Brazilian government increased PIS and Cofins taxes on gasoline and on diesel as from February 1st, which, allied with the lower oil prices, amplified the difference between oil derivative prices in the domestic and foreign markets. The average Real-dollar exchange rate in 1Q15 was of R$ 2.86/US$ as compared to R$ 2.36/US$ in 1Q14, with a 21% variation between December 31, 2014 and March 31, 2015. The number of light vehicles licensed totaled 650 thousand vehicles in 1Q15, a 16% decrease when compared to the same period of the previous year. If we assume this 16% decrease for the full year 2015, we estimate that the fleet of light vehicles will grow by 4% in 2015, similar to the growth seen in 2014. The sales in the retail pharmacy sector, on its turn, continued its expansion, with a 10% growth in 1Q15, according to data from members of Abrafarma. In this economic and operational environment, thanks to the investments made, the resilience in its businesses and extraordinary effects in the quarter, Ultrapar reported again consolidated EBITDA growth, reaching R$ 987 million in 1Q15, a 41% increase over 1Q14.

At Ipiranga, the fuel sales volume for light vehicles (Otto cycle) presented a 5% growth as compared to 1Q14, driven by growth in the light vehicle fleet and the investments made over the last few years to expand the service station network. On its turn, the diesel volume was 3% lower than that in 1Q14, which reflected the weaker economic activity in the quarter, resulting in a growth of 1% in Ipiranga's total volume. Ipiranga’s EBITDA, excluding the extraordinary effects, increased 17% compared to 1Q14, mainly due to increased sales volume in the reseller segment, with an improved sales mix, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Additionally, the movements in the domestic and foreign markets of fuels created an opportunity to import products and temporary benefits of inventory gains with a combined effect of R$ 108 million in 1Q15, in addition to a concentration of revenues from sale of assets, contributing with R$ 24 million. Including these extraordinary effects, Ipiranga’s EBITDA totaled R$ 715 million, up 43% over 1Q14.

Oxiteno's sales volume reached 175 thousand tons, down 8% compared to 1Q14, mainly as a result of the 7% decrease in sales volume in the domestic market, due to (i) the 26% reduction in sales of glycols, as a result of the scheduled stoppage of the Camaçari plant in March of 2015, and (ii) the 3% decrease in sales of specialty chemicals, as an effect of the slowdown of the economy. In the foreign market, the volume of sales decreased by 11% due to the lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. EBITDA totaled R$ 145 million in 1Q15, up 33% over 1Q14, mainly due to the 21% weaker Real.

In 1Q15, Ultragaz reported a 3% growth in sales volume compared to 1Q14, mainly due to commercial initiatives to capture new customers and the market growth in North and Northeast regions. In 1Q15, Ultragaz's EBITDA amounted to R$ 72 million, up 19% over 1Q14, mainly due to the increased volume and the commercial initiatives implemented.

At Ultracargo, the average storage grew by 5% over 1Q14, mainly due to the increased imports of fuels by the distributors and increased handling of fuel oil for thermoelectric plants, partially offset by the effects of the slowdown of the economy on the handling of chemicals. Ultracargo's EBITDA reached R$ 48 million in 1Q15, a 15% increase over 1Q14, mainly due to the increased average storage of terminals.

Extrafarma reported gross revenue of R$ 338 million in 1Q15, a 78% growth as compared to February and March 2014, due to (i) the consolidation of an additional month in 2015, (ii) a 13% increase in the number of drugstores and (iii) a 12% increase in same store sales (compared to the three months in 1Q14). Extrafarma's EBITDA in 1Q15 amounted to R$ 5 million, a 51% decrease from 1Q14, mainly due to the inclusion of expenses for the structuring for a more accelerated growth, including  the start up of the operation of the new distribution center of Ceará, whose benefits will be produced in the coming years.

Ultrapar’s net earnings amounted to R$ 387 million in 1Q15, up 55% over 1Q14, mainly due to the EBITDA growth between periods, partially offset by increased net financial expenses and increased depreciation and amortization, resulting from investments made in expansions and still in the maturing process.

5

Ipiranga

Operational performance – In 1Q15, sales volume of fuels for light vehicles (Otto cycle) increased by 5%, mainly driven by the growth in the vehicle fleet and investments made in Ipiranga's network expansion. In 1Q15, a 3% reduction in the total volume of diesel occurred due to the weaker performance of the economy. Consequently, Ipiranga's sales volume totaled 6,130 thousand cubic meters in 1Q15, 1% above 1Q14 volume. Compared to 4Q14, sales volume decreased by 9%, mainly due to seasonality between periods.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga's net sales and services reached R$ 15,118 million in 1Q15, up 9% over 1Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and, consequently, increased ethanol costs, (ii) increased sales volume, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 4Q14, Ipiranga's net sales and services decreased by 2%, mainly due to the seasonality between periods, partially offset by the rise in costs of gasoline and diesel in February 2015.

Cost of goods sold – Ipiranga's cost of goods sold totaled R$ 14,097 million in 1Q15, up 8% compared to 1Q14, mainly due to (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and, consequently, increased ethanol costs and (ii) increased sales volume, partially offset by temporary benefit of inventories and fuel imports. Compared with 4Q14, the cost of products sold decreased by 3%, mainly due to the lower seasonal volumes and the temporary benefit of inventories and fuel imports, partially offset by the rise in costs of gasoline and diesel in February 2015.

Sales, general and administrative expenses – Ipiranga´s sales, general and administrative expenses amounted to R$ 496 million in 1Q15, a 3% increase over 1Q14, mainly resulting from (i) increased sales volume, (ii) the expansion of the distribution network and (iii) the effects of inflation on expenses, partially offset by increased expenses in 1Q14 with advertising and marketing related to the 2014 World Cup and with indemnification. Compared to 4Q14, sales, general and administrative expenses increased by 7%, mainly due to the cease of contingencies resulting from the acquisition of Texaco in 2009, which reduced Ipiranga's expenses by R$ 19 million in 4Q14.

EBITDA – Ipiranga's EBITDA, excluding extraordinary effects,  reached R$ 583 million in 1Q15, an increase of 17% compared to 1Q14, mainly due to increased sales volume in the reseller segment, with an improved sales mix, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Additionally, the movements in the domestic and foreign markets of fuels created an opportunity to import products and temporary benefits of inventory gains with a combined effect of R$ 108 million in 1Q15, in addition to a concentration of revenues from the sale of assets, contributing with R$ 24 million in results. Including these extraordinary effects, Ipiranga’s EBITDA totaled R$ 715 million, up 43% over 1Q14. As compared to 4Q14, Ipiranga's EBITDA remained practically stable, with the extraordinary effects of imports of products and higher inventory gains offset by lower seasonal volume.

6

Oxiteno

Operational performance – Sales volume in the domestic market decreased by 7% (10 thousand tons) as compared to 1Q14, due to the 26% reduction in sales of glycols, as a result of the scheduled stoppage of the Camaçari plant in March of 2015, and the 3% decrease in sales of specialty chemicals in the domestic market, effect of the slowdown of the economy. In the foreign market sales volume decreased by 11% due to the lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. With all these effects, sales volume in 1Q15 totaled 175 thousand tons, down 8% (16 thousand tons) compared to 1Q14. As compared to 4Q14, sales volume decreased by 10% (19 thousand tons), mainly due to the typical seasonality between quarters, with reflects on lower sales of  specialty chemicals (6% or 11 thousand tons).

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno's net sales and services totaled R$ 853 million in 1Q15, a 1% increase over 1Q14, due to a 21% weaker Real against the U.S. dollar, offset by the lower sales volume and the decrease in average dollar prices, influenced by lower international oil prices and, consequently, petrochemical prices in general. As compared to 4Q14, net sales and services decreased by 4% due to the reduction in volume and average dollar prices, partially offset by a 12% weaker Real.

Cost of goods sold – Oxiteno's cost of goods sold in 1Q15 totaled R$ 602 million, down 5% over 1Q14, due to the lower sales volume and reduction in the cost of raw materials, influenced by the lower international oil prices, partially offset by a 21% weaker Real. As compared to 4Q14, the cost of products sold decreased by 11% as a result of the lower sales volume and the decrease in the cost of raw materials.

Sales, general and administrative expenses – Oxiteno's sales, general and administrative expenses amounted to R$ 140 million in 1Q15, a 9% increase over 1Q14, due to (i) increased logistics expenses, as a result of the increases in diesel costs and the effect of a weaker Real, (ii) the effects of inflation on expenses and (iii) losses in connection with an international client in judicial recovery. As compared to 4Q14, sales, general and administrative expenses decreased by 6% mainly due to higher expenses with studies and projects in 4Q14.

EBITDA – EBITDA totaled R$ 145 million in 1Q15, up 33% over 1Q14, mainly due to (i) the weaker Real against the US dollar and (ii) the decrease in the cost of raw materials, partially offset by lower sales volume. As compared to 4Q14, EBITDA increased by 48%, mainly due to the same factors mentioned in the comparison with 1Q14, in addition to higher expenses with studies and projects in 4Q14.

7

Ultragaz

Operational performance – In 1Q15, Ultragaz reached sales volume of 403 thousand tons, up 3% over 1Q14, mainly driven by the commercial initiatives of new resellers and market growth in North and Northeast regions in bottled segment and capture of new clients in the segment of small and medium-sized businesses in bulk segment, partially offset by the effect of slowdown effect of the economy. Compared to 4Q14, Ultragaz's sales volume decreased by 6%, mainly due to seasonality between periods.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz's net sales and services was R$ 1,038 million in 1Q15, a 12% increase over 1Q14, due to the increased sales volume and the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014. As compared to 4Q14, net sales and services decreased by 2%, mainly due to seasonally lower volume, partially offset by the increase in the cost of LPG in December 2014.

Cost of goods sold – Ultragaz's cost of goods sold amounted to R$ 883 million in 1Q15, an 11% increase over 1Q14, as a result of the increased sales volume, the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and freight costs due to increased diesel costs. As compared to 4Q14, the cost of products sold decreased by 1%, mainly due to seasonally lower volume, partially offset by the increase in the cost of LPG in December 2014.

Sales, general and administrative expenses – Ultragaz's sales, general and administrative expenses totaled R$ 115 million in 1Q15, up 7% over 1Q14, mainly as a result of the effects of inflation on expenses and higher expenses with variable compensation, in line with the earnings progression. As compared to 4Q14, sales, general and administrative expenses decreased by 2%, mainly due to seasonally lower volume.

EBITDA – In 1Q15, Ultragaz's EBITDA amounted to R$ 72 million, up 19% over 1Q14, mainly due to the increased volume and commercial initiatives. As compared to 4Q14, EBITDA decreased by 12%, mainly due to the seasonality between periods.

8

Ultracargo

Operational performance – In 1Q15, Ultracargo's average storage grew by 5% over 1Q14, mainly as a result of imports of fuels by the distributors and greater handling of fuel oil for thermoelectric plants, partially offset by the effects of the slowdown of the economy on the handling of chemicals. As compared to 4Q14, average storage increased by 12%, mainly as a result of the increased handling of products derived from the beginning of the harvest of sugarcane, with impact on production and export of ethanol, and the imports of fuels.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo's net sales and services totaled R$ 92 million in 1Q15, up 8% over 1Q14, mainly due to the increased average storage of terminals and the annual tariff adjustments. As compared to 4Q14, net sales and services increased by 11%, mainly due to the growth in the average storage in its terminals.

Cost of services – Ultracargo's cost of services provided in 1Q15 amounted to R$ 35 million, in line with the costs in 1Q14. As compared to 4Q14, the cost of services provided decreased by 2%, as a result of the concentration of maintenance costs in 4Q14.

Sales, general and administrative expenses – Ultracargo's sales, general and administrative expenses totaled R$ 22 million in 1Q15, a 4% decrease compared to 1Q14, mainly due to end of the amortization of intangible assets recorded upon the acquisition of the Itaqui terminal, in Maranhão, in 2012. As compared to 4Q14, sales, general and administrative expenses decreased by 9% mainly due to lower depreciation and amortization expenses mentioned above.

EBITDA – Ultracargo's EBITDA reached R$ 48 million in 1Q15, a 15% increase over 1Q14 and a 26% increase over 4Q14, mainly due to the increased average storage of its terminals.

9

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 refers to the months from February to March.

Operational performance – Extrafarma ended 1Q15 with 226 company-owned drugstores in the North and Northeast regions of Brazil, an increase of 26 drugstores (13%) compared to the end of 1Q14. At the end of 1Q15, 13% of the drugstores were under 1 year of operation, compared to 15% in 1Q14. There was an increase of 3 drugstores (1%) compared to 4Q14.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma's gross revenues totaled R$ 338 million in 1Q15, an increase of 78% in relation to the 1Q14, both in the wholesale and retail segments. The growth in gross revenues of the retail segment is mainly derived from the consolidation of February and March only in 1Q14, the 13% increase in the number of drugstores and the 12% increase in same store sales (compared to the three months in 1Q14). Compared to 4Q14, Extrafarma's gross revenues decreased by 2%, mainly due to the seasonality between periods.

Cost of goods sold and gross profit – Extrafarma's cost of goods sold totaled R$ 221 million in 1Q15, up 79% over 1Q14, mainly as a result of the consolidation of February and March only in 1Q14, the increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Gross profit reached R$ 97 million, up 69% compared with 1Q14. As compared to 4Q14, the cost of goods sold increased by 4% in 1Q15 and gross profit reduced by 9%, mainly due to the seasonality between periods, with a concentration of industry funds in 4Q14.

Sales, general and administrative expenses – Extrafarma's sales, general and administrative expenses amounted to R$ 97 million in 1Q15, double the expenses in 1Q14, mainly due to (i) the consolidation of February and March only in 1Q14, (ii) the 13% increase in the number of drugstores, (iii) the star up of the operation of the new distribution center of Ceará, (iv)  the increases above inflation on unit expenses with personnel and (v) the inclusion of expenses for the structuring for a more accelerated growth. As compared to 4Q14, sales, general and administrative expenses decreased by 9%, mainly due to non-recurring expenses related to integration in 4Q14.

EBITDA – Extrafarma's EBITDA in 1Q15 amounted to R$ 5 million, half the EBITDA reported in to 1Q14, mainly due to (i) the inclusion of expenses for the structuring for a more accelerated growth, (ii) including the start up of the operation of the new distribution center of Ceará whose benefits will be produced in the coming years and (iii) the increases above inflation on unit expenses with personnel. Compared to 4Q14, Extrafarma's EBITDA was R$ 2 million higher.

10

Ultrapar

Net sales and services – Ultrapar's consolidated net sales and services in 1Q15 increased by 9% compared to 1Q14, reaching R$ 17,404 million, due to the revenues growth in all businesses. Compared with 4Q14, Ultrapar's net sales and services decreased by 2%, mainly due to the seasonality between periods.

EBITDA – Ultrapar's consolidated EBITDA totaled R$ 987 million in 1Q15, up 41% over 1Q14, in spite of the slowdown of the Brazilian economy, due to the growth in the EBITDA of Ipiranga, Ultragaz, Oxiteno and Ultracargo. Compared with 4Q14, the Ultrapar's EBITDA increased by 8%.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q15 amounted to R$ 236 million, a 10% increase over 1Q14, as a result of investments made during the last 12 months, specially in the expansion of Ipiranga’s service station network and related logistics infrastructure. Compared to 4Q14, total depreciation and amortization costs and expenses remained stable.

Financial results – Ultrapar's net debt at the end of March 2015 was R$ 5.0 billion (1.4 times LTM EBITDA), compared to R$ 4.3 billion in March 2014 (1.4 times LTM EBITDA). In 1Q15, Ultrapar reported net financial expense of R$ 181 million, R$ 66 million above 1Q14, mainly as a result of (i) the annual CDI 1.8 p.p. higher, (ii) increased net debt, in line with the growth of the company, (iii) the Real depreciation and (iv) effect of the appreciation of the Ultrapar’s shares on subscription warrants issued in the Extrafarma’s transaction. Compared to 4Q14, net financial expense increased R$ 57 million, as a result of the same factors.

Net earnings – Net earnings in 1Q15 amounted to R$ 387 million, up 55% over 1Q14, mainly due to the EBITDA growth between periods, partially offset by increased net financial expenses and increased depreciation and amortization, resulting from investments made in expansions and still in the maturing process. Compared to 4Q14, net earnings increased by 4% as a consequence of EBITDA growth.

11

Investments – Total investments, net of disposals and repayments, amounted to R$ 158 million in 1Q15, allocated as follows:

•	At Ipiranga, R$ 53 million were invested, mainly in the expansion and maintenance of the service station network and franchises.

•	At Oxiteno, R$ 16 million were invested, mainly in the maintenance of its production units.

•	At Ultragaz, R$ 66 million were invested, directed mainly to new customers in the bulk segment and LPG bottles.

•	Ultracargo invested R$ 3 million, mainly directed towards maintenance of terminals.

•	At Extrafarma, R$ 16 million were invested, mainly directed towards the opening of new drugstores and information systems.

R$ million	1Q15	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets1
Ipiranga	65
Oxiteno	16
Ultragaz	66
Ultracargo	3
Extrafarma	16
Total – additions to fixed and intangible assets1	170
Financing to clients² – Ipiranga	(12)
Acquisition (disposal) of equity interest	-
Total investments, net of disposals and repayments	158

¹ Includes the consolidation of corporate IT services
² Financing to clients is included as working capital in the Cash Flow Statement

12

Ultrapar in capital markets

Ultrapar’s average daily trading volume was R$ 121 million/day in 1Q15, 43% higher than R$ 84 million/day presented in 1Q14, considering the combined trading volumes of the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 1Q15 quoted at R$ 64.83/share on the BM&FBOVESPA, with an accumulated appreciation of 26% in the quarter. During the same period, the Ibovespa index appreciated 2%. At the NYSE, Ultrapar’s shares appreciated 6% in 1Q15, while the Dow Jones index remained stable. Ultrapar closed 1Q15 with a market value of R$ 36 billion, an 18% growth over 1Q14.

Performance of UGPA3 vs. Ibovespa - 1Q15 (Base 100)	Average daily trading volume (R$ million)

13

Outlook

Although the economic environment remains challenging, the performance of the first quarter reaffirms our growth trend for 2015 and in the long run, based on the characteristics of our businesses and on the consistent planning and execution of our strategy. At Ipiranga, strong and consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of gray market. Additionally, the company will continue with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the chain as a whole, including Ipiranga's. Oxiteno will continue with focus on innovation, with the development of new products, and will act to maximize the benefits from the maturation of investments in production capacity expansion in Brazil in a more favorable foreign exchange rate scenario. Ultragaz will continue focused on obtaining the benefits from the investments in capturing new customers and on managing costs and expenses constantly. On its turn, Ultracargo's short term priority is to analyze, clarify and manage the impacts derived from the recent accident in Santos. At Extrafarma, we will continue focused on the more accelerated expansion of the company, which will be implemented throughout 2015.

14

Forthcoming events

Conference call / Webcast: May 8, 2015

Ultrapar will be holding a conference call for analysts on May 8, 2015 to comment on the company's performance in the first quarter of 2014 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

15

Operational and market information

Financial focus	1Q15	1Q14	4Q14
EBITDA margin Ultrapar	5.7%	4.4%	5.1%
Net margin Ultrapar	2.2%	1.6%	2.1%
Focus on human resources	1Q15	1Q14	4Q14
Number of employees – Ultrapar	14,030	13,325	13,973
Number of employees – Ipiranga	3,643	3,652	3,636
Number of employees – Oxiteno	2,748	2,683	2,764
Number of employees – Ultragaz	1,793	1,827	1,809
Number of employees – Ultracargo	603	617	613
Number of employees – Extrafarma	4,797	4,120	4,711
Focus on capital markets	1Q15	1Q14	4Q14
Number of shares (000)	556,405	556,405	556,405
Market capitalization1 – R$ million	31,596	29,360	28,562
BM&FBOVESPA	1Q15	1Q14	4Q14
Average daily volume (shares)	1,672,939	1,245,149	1,459,760
Average daily volume (R$ 000)	95,301	65,727	75,083
Average share price (R$/share)	57.0	52.8	51.4
NYSE	1Q15	1Q14	4Q14
Quantity of ADRs2 (000 ADRs)	30,612	33,815	31,714
Average daily volume (ADRs)	449,955	343,811	561,209
Average daily volume (US$ 000)	8,772	7,685	11,289
Average share price (US$/ADR)	19.5	22.4	20.1
Total	1Q15	1Q14	4Q14
Average daily volume (shares)	2,122,894	1,588,960	2,020,968
Average daily volume (R$ 000)	120,549	83,844	103,741

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 22, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br
1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 common share.

16

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

ASSETS

Cash, cash equivalents and financial investments	3,798.6	3,184.3	4,269.2
Trade accounts receivable	2,819.2	2,450.4	2,604.1
Inventories	2,347.3	2,007.9	1,925.0
Taxes	642.0	494.7	593.5
Other	175.5	138.4	110.6
Total Current Assets	9,782.6	8,275.7	9,502.4

Investments	80.4	65.4	70.5
Property, plant and equipment and intangibles	8,274.6	7,834.7	8,250.1
Financial investments	220.8	109.9	130.9
Trade accounts receivable	146.2	125.2	143.8
Deferred income tax	494.7	414.8	462.6
Escrow deposits	707.0	639.5	696.8
Other	227.3	171.7	223.3
Total Non-Current Assets	10,151.1	9,361.1	9,978.0

TOTAL ASSETS	19,933.7	17,636.8	19,480.4

LIABILITIES

Loans, financing and debentures	2,746.3	1,778.9	3,442.4
Suppliers	1,123.7	975.5	1,279.5
Payroll and related charges	241.1	226.3	294.6
Taxes	280.1	215.9	273.2
Other	180.1	219.6	402.4
Total Current Liabilities	4,571.3	3,416.2	5,692.1

Loans, financing and debentures	6,231.7	5,830.5	4,932.8
Provision for contingencies	628.0	633.8	623.3
Post-retirement benefits	112.7	103.2	108.4
Other	503.2	361.2	397.2
Total Non-Current Liabilities	7,475.5	6,928.7	6,061.7

TOTAL LIABILITIES	12,046.8	10,344.9	11,753.8

STOCKHOLDERS' EQUITY

Capital	3,838.7	3,838.7	3,838.7
Reserves	3,722.9	3,238.8	3,723.0
Treasury shares	(205.2)	(111.5)	(103.0)
Others	500.2	296.7	239.3
Non-controlling interest	30.3	29.2	28.6
Total shareholders’ equity	7,886.8	7,291.9	7,726.6

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	19,933.7	17,636.8	19,480.4

Cash and financial investments	4,019.4	3,294.2	4,400.1
Debt	(8,978.1)	(7,609.4)	(8,375.2)
Net cash (debt)	(4,958.7)	(4,315.2)	(3,975.1)

17

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

Net sales and services	17,403.6	15,946.9	17,822.3

Cost of sales and services	(15,821.5)	(14,674.9)	(16,332.5)

Gross profit	1,582.1	1,272.0	1,489.8

Operating expenses
Selling	(584.2)	(504.8)	(574.3)
General and administrative	(288.0)	(303.9)	(296.8)

Other operating income (expenses), net	21.5	20.0	44.5
Income from sale of assets	22.3	7.0	21.8

Operating income	753.6	490.3	684.9

Financial results
Financial income	103.5	90.4	102.0
Financial expenses	(284.7)	(205.2)	(226.7)
Equity in earnings (losses) of affiliates	(2.9)	(2.6)	(5.7)

Income before income and social contribution taxes	569.5	373.0	554.6

Provision for income and social contribution taxes
Current	(160.9)	(152.9)	(178.2)
Deferred	(37.6)	15.8	(20.6)
Benefit of tax holidays	15.7	13.4	16.0

Net Income	386.6	249.3	371.8

Net income attributable to:
Shareholders of Ultrapar	384.9	246.9	369.4
Non-controlling shareholders of the subsidiaries	1.7	2.4	2.4

EBITDA	986.6	702.0	915.6

Depreciation and amortization	235.9	214.3	236.4
Total investments, net of disposals and repayments¹	158.4	122.9	489.8

RATIOS

Earnings per share - R$	0.70	0.45	0.67
Net debt / Stockholders' equity	0.63	0.59	0.51
Net debt / LTM EBITDA	1.44	1.44	1.26
Net interest expense / EBITDA	0.18	0.16	0.14
Gross margin	9.1%	8.0%	8.4%
Operating margin	4.3%	3.1%	3.8%
EBITDA margin	5.7%	4.4%	5.1%

1Does not include association with Extrafarma

18

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

		JAN - MAR
		2015	2014

	Cash Flows from (used in) operating activities	258.1	(36.6)
	Net income	386.6	249.3
	Depreciation and amortization	235.9	214.3
	Working capital	(848.4)	(510.8)
	Financial expenses (A)	592.1	149.3
	Deferred income and social contribution taxes	37.6	(15.8)
	Income from sale of assets	(22.3)	(7.0)
	Cash paid for income and social contribution taxes	(128.3)	(108.8)
	Other (B)	4.9	(7.0)

	Cash Flows from (used in) investing activities	(170.0)	(138.0)
	Additions to fixed and intangible assets, net of disposals	(170.0)	(129.0)
	Acquisition and sale of equity investments	(0.0)	(9.0)

	Cash Flows from (used in) financing activities	(468.9)	(84.0)
	Debt raising	1,177.8	936.0
	Amortization of debt / Payment of financial lease	(962.0)	(254.8)
	Interest paid	(179.8)	(374.9)
	Repurchase of Shares to be held in treasury	(102.2)	-
	Related parties	(15.0)	-
	Dividends paid (C)	(387.6)	(387.9)
	Other	-	(2.3)

	Net increase (decrease) in cash and cash equivalents	(380.7)	(258.6)

	Cash and cash equivalents - Extrafarma's aquisition	-	9.1

	Cash and cash equivalents at the beginning of the period (D)	4,400.1	3,543.7

	Cash and cash equivalents at the end of the period (D)	4,019.4	3,294.2

	Supplemental disclosure of cash flow information
	Extrafarma - capital increase with the merger of shares and subscription warrants (E)	-	791.4
	Extrafarma - gross debt assumed at the closing (E)	-	207.9

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from
	interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes cash, cash equivalents and short and long term financial investments.
(E)	As a result of the association with Extrafarma. For more information, see Note 3.a from our financial statements from 2014 .

19

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

OPERATING ASSETS
Trade accounts receivable	2,018.5	1,727.9	1,890.1
Trade accounts receivable - noncurrent portion	117.8	97.3	114.6
Inventories	1,492.5	1,194.6	1,102.4
Taxes	280.3	208.2	270.2
Other	296.4	264.5	225.6
Property, plant and equipment, intangibles and investments	3,650.6	3,317.6	3,696.2

TOTAL OPERATING ASSETS	7,856.1	6,810.1	7,299.2

OPERATING LIABILITIES
Suppliers	816.1	666.4	897.1
Payroll and related charges	60.4	58.5	95.5
Post-retirement benefits	100.1	94.8	96.8
Taxes	107.5	80.4	82.5
Provision for contingencies	109.9	159.7	109.1
Other accounts payable	150.0	158.1	172.5

TOTAL OPERATING LIABILITIES	1,344.0	1,217.9	1,453.6

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

Net sales	15,118.3	13,921.7	15,488.9

Cost of sales and services	(14,096.8)	(13,093.2)	(14,519.2)

Gross profit	1,021.5	828.4	969.7

Operating expenses
Selling	(352.7)	(327.2)	(326.0)
General and administrative	(143.6)	(155.2)	(139.2)

Other operating income (expenses), net	20.2	17.8	41.1
Income from sale of assets	23.8	4.2	27.1

Operating income	569.1	368.0	572.7

Equity in earnings (losses) of affiliates	0.2	0.1	0.2

EBITDA	714.5	498.7	711.5

Depreciation and amortization	145.2	130.5	138.7

RATIOS

Gross margin (R$/m3)	167	137	144
Operating margin (R$/m3)	93	61	85
EBITDA margin (R$/m3)	117	82	106
EBITDA margin (%)	4.7%	3.6%	4.6%

20

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

OPERATING ASSETS
Trade accounts receivable	451.2	429.5	401.3
Inventories	558.7	548.7	516.0
Taxes	105.1	115.6	106.8
Other	119.7	106.7	123.2
Property, plant and equipment, intangibles and investments	1,717.8	1,660.5	1,669.2

TOTAL OPERATING ASSETS	2,952.4	2,861.0	2,816.5

OPERATING LIABILITIES
Suppliers	129.3	137.1	160.5
Payroll and related charges	65.9	71.5	71.2
Taxes	33.1	25.9	31.7
Provision for contingencies	97.2	89.7	95.3
Other accounts payable	24.7	18.7	30.7

TOTAL OPERATING LIABILITIES	350.3	342.9	389.4

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

Net sales	852.8	840.3	888.0

Cost of goods sold
Variable	(486.6)	(528.9)	(558.1)
Fixed	(84.2)	(77.0)	(84.5)
Depreciation and amortization	(31.4)	(29.5)	(31.4)

Gross profit	250.5	204.8	214.0

Operating expenses
Selling	(71.6)	(61.3)	(71.3)
General and administrative	(68.5)	(67.5)	(78.2)

Other operating income (expenses), net	(0.0)	(0.3)	0.1
Income from sale of assets	0.2	0.0	(1.8)

Operating income	110.6	75.7	62.7

Equity in earnings (losses) of affiliates	(1.0)	0.1	0.4

EBITDA	144.6	108.7	97.8

Depreciation and amortization	35.0	32.9	34.7

RATIOS

Gross margin (R$/ton)	1,431	1,073	1,104
Gross margin (US$/ton)	500	454	434
Operating margin (R$/ton)	631	396	323
Operating margin (US$/ton)	220	168	127
EBITDA margin (R$/ton)	826	569	505
EBITDA margin (US$/ton)	288	241	198

21

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

OPERATING ASSETS
Trade accounts receivable	198.6	178.6	179.9
Trade accounts receivable - noncurrent portion	28.1	27.7	28.9
Inventories	56.1	48.9	56.9
Taxes	45.3	37.4	44.3
Escrow deposits	187.2	169.4	187.9
Other	45.4	36.5	48.3
Property, plant and equipment, intangibles and investments	812.0	733.8	781.6

TOTAL OPERATING ASSETS	1,372.6	1,232.2	1,327.8

OPERATING LIABILITIES
Suppliers	41.3	32.9	29.6
Payroll and related charges	68.6	60.4	83.1
Taxes	6.3	5.3	5.7
Provision for contingencies	91.5	85.3	91.2
Other accounts payable	26.3	23.0	27.3

TOTAL OPERATING LIABILITIES	234.0	206.9	236.8

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

Net sales	1,037.9	929.2	1,055.6

Cost of sales and services	(882.6)	(798.4)	(889.1)

Gross profit	155.3	130.8	166.5

Operating expenses
Selling	(76.3)	(73.2)	(76.6)
General and administrative	(38.9)	(34.5)	(41.0)

Other operating income (expenses), net	(0.2)	1.0	0.9
Income from sale of assets	(1.8)	3.4	(2.6)

Operating income	38.2	27.6	47.2

Equity in earnings (losses) of affiliates	(0.0)	-	0.2

EBITDA	72.3	61.0	81.8

Depreciation and amortization	34.2	33.3	34.4

RATIOS

Gross margin (R$/ton)	385	334	387
Operating margin (R$/ton)	95	70	110
EBITDA margin (R$/ton)	179	156	190

22

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

OPERATING ASSETS
Trade accounts receivable	32.6	25.2	23.7
Inventories	2.2	1.9	1.9
Taxes	9.8	10.6	9.9
Other	26.0	21.6	23.7
Property, plant and equipment, intangibles and investments	913.8	938.3	921.7

TOTAL OPERATING ASSETS	984.5	997.6	980.9

OPERATING LIABILITIES
Suppliers	8.9	8.9	11.3
Payroll and related charges	17.6	16.5	17.4
Taxes	5.9	4.4	5.4
Provision for contingencies	11.6	10.5	11.7
Other accounts payable¹	41.9	48.5	41.9

TOTAL OPERATING LIABILITIES	86.0	88.8	87.7
¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2015	2014	2014

Net sales	92.3	85.5	83.5
	-	-	-
Cost of sales and services	(34.7)	(34.9)	(35.5)
	-	-	-
Gross profit	57.7	50.6	48.0
	-	-	-
Operating expenses
Selling	(2.0)	(4.0)	(4.0)
General and administrative	(19.9)	(18.8)	(19.9)

Other operating income (expenses), net	1.4	1.6	1.7
Income from sale of assets	(0.0)	(0.6)	(0.1)

Operating income	37.2	28.8	25.7

Equity in earnings (losses) of affiliates	0.1	0.3	(0.3)

EBITDA	47.7	41.3	37.8

Depreciation and amortization	10.4	12.3	12.4

RATIOS

Gross margin	62%	59%	57%
Operating margin	40%	34%	31%
EBITDA margin	52%	48%	45%

23

EXTRAFARMA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR¹	DEC
	2015	2014	2014

OPERATING ASSETS
Trade accounts receivable	121.4	91.9	111.9
Inventories	237.7	213.9	247.9
Taxes	59.6	11.7	54.2
Other	10.6	7.1	10.6
Property, plant and equipment and intangibles	115.6	61.7	104.9
	-	-	-
TOTAL OPERATING ASSETS	544.8	386.4	529.4

OPERATING LIABILITIES
Suppliers	127.5	133.5	180.3
Payroll and related charges	28.4	19.3	27.2
Taxes	11.2	3.6	13.1
Provision for contingencies	54.8	45.5	53.8
Others	17.0	16.9	17.0
	-	-	-
TOTAL OPERATING LIABILITIES	238.8	218.8	291.5

EXTRAFARMA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR¹	DEC
	2015	2014	2014

Gross revenues	337.7	189.9	346.1
	-	-	-
Sales returns, discounts and taxes	(19.2)	(9.0)	(27.6)
	-	-	-
Net sales	318.5	180.9	318.5
	-	-	-
Cost of sales and services	(221.5)	(123.6)	(212.1)
	-	-	-
Gross profit	97.0	57.3	106.4
	-	-	-
Operating expenses	(97.1)	(48.7)	(107.0)
Other operating income (expenses), net	(0.0)	(0.1)	0.7
Income from sale of assets	0.1	0.0	(0.9)
	-	-	-
Operating income	0.0	8.5	(0.7)
	-	-	-
EBITDA	5.1	10.5	3.3
	-	-	-
Depreciation and amortization	5.1	2.0	4.0
	-	-	-
RATIOS2	-	-	-
	-	-	-
Gross margin (%)	29%	30%	31%
Operating margin (%)	0%	4%	0%
EBITDA margin (%)	2%	6%	1%

¹ Relative to the months of February and March 2014
² Calculated based on gross revenues

24

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - IFRS

LOANS	Balance in March/20151
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) 2	Maturity
Foreign Currency

Notes	-	-	817.0	-	-	-	817.0	US$	+7.3	2015
Foreign loan 4	715.6	-	-	-	-	-	715.6	US$ + LIBOR	+0.6	2015 to 2017
Advances on foreign exchange contracts	-	232.1	-	-	-	-	232.1	US$	+1.2	< 356 days
Foreign loan 6	217.1	-	-	-	-	-	217.1	US$	+2.0	2017
Foreign loan	-	191.7	-	-	-	-	191.7	US$ + LIBOR	+1.0	2017
Financial institutions	-	141.4	-	-	-	-	141.4	US$	+2.9	2015 to 2017
Financial institutions	-	64.3	-	-	-	-	64.3	US$ + LIBOR	+2.0	2016 to 2017
BNDES	5.6	21.5	9.3	-	-	-	36.4	US$	+6.0	2015 to 2020
Financial institutions	-	60.9	-	-	-	-	60.9	MX$ + TIIE	+1.0	2015 to 2016
Foreign currency advances delivered	-	11.4	-	-	-	-	11.4	US$	+1.1	< 56 days

Subtotal	938.4	723.3	826.3	-	-	-	2,488.0
Check	-	-	-	-	-	-	-
Local Currency

Banco do Brasil floating rate	2,887.9	-	-	-	-	-	2,887.9	CDI	104.8	2015 to 2019
Debentures - 1st and 2nd issuances IPP	1,452.4	-	-	-	-	-	1,452.4	CDI	107.9	2017 to 2018
Debentures - 4th issuance	-	-	-	-	-	803.5	803.5	CDI	108.3	2018
BNDES	168.1	95.3	162.2	75.1	-	-	500.7	TJLP	+2.1	2015 to 2021
Banco do Brasil fixed rate 3	518.8	-	-	-	-	-	518.8	R$	+12.1	2015
Banco do Nordeste do Brasil	-	43.1	-	37.3	-	-	80.3	R$	+8.5	2015 to 2021
Research and projects financing (FINEP)	28.3	43.3	-	-	-	-	71.5	R$	+4.0	2015 to 2021
BNDES	48.8	6.1	7.1	1.2	1.5	-	64.6	R$	+4.7	2015 to 2022
Financial leasing	-	-	45.4	-	-	-	45.4	IGPM	+5.6	2015 to 2031
Export Credit Note 5	-	26.0	-	-	-	-	26.0	R$	+8.0	2016
Research and projects financing (FINEP)	2.4	2.7	3.7	-	-	-	8.9	TJLP	-1.3	2016 to 2023
Working capital loan - fixed rate	-	-	-	-	2.9	-	2.9	R$	+10.4	2015 to 2016
BNDES	2.0	-	-	-	-	-	2.0	SELIC	+2.2	2015 to 2020
Financial leasing fixed rate	-	-	-	-	0.4	-	0.4	R$	+15.4	2015 to 2017
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	-	0.4	-	0.4	TJLP	+5.1	2015 to 2022
Financial leasing floating rate	-	-	-	-	0.4	-	0.4	CDI	+2.8	2015 to 2017

Subtotal	5,108.6	216.4	218.5	113.6	5.7	803.5	6,466.2
Check
Unrealized losses on swaps transactions	16.0	4.9	2.9	-	-	-	23.9

Total	6,063.0	944.5	1,047.7	113.6	5.7	803.5	8,978.1
Check
Composition per maturity

Up to 1 year	1,347.9	471.2	884.8	34.7	3.5	4.2	2,746.3
From 1 to 2 years	1,447.6	277.3	52.2	31.4	1.5	(0.3)	1,809.9
From 2 to 3 years	1,442.8	145.5	31.5	22.7	0.3	799.6	2,442.5
From 3 to 4 years	832.2	24.8	26.0	7.6	0.2	-	890.8
From 4 to 5 years	988.6	13.2	17.9	7.6	0.1	-	1,027.4
Thereafter	3.8	12.6	35.2	9.6	0.1	-	61.2

Total	6,063.0	944.5	1,047.7	113.6	5.7	803.5	8,978.1

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even /  CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On March 31, 2015, TJLP was fixed at 5.5% p.a. / IGPM = General Index of Market Prices

			Balance in March/20151
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	1,642.9	1,268.9	574.9	293.0	2.7	237.0	4,019.4

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.
4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 103.83% of CDI on average.
5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.80% of CDI on average.
6 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.

25

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2015)

Date, Time and Location:
May 6, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.
Pursuant to article 23 of the Company’s Bylaws, the Board of Directors approved the election, for Chairman of the Board of Directors, of the Board member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, and for Vice-Chairman, of the Board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nr 3.045.977-1/SSP-SP and registered under CPF/MF nr 061.094.708-72, both with business address at Av. Brigadeiro Luís

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 6th, 2015)

Antônio, nr 1.343, 9th floor, in the City and State of São Paulo (ZIP 01317-910).

2.
Pursuant to article 42 of the Company’s Bylaws the Board of Directors approved the nomination of Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches and Mr. Pedro Wongtschowski, as members of the Compensation Committee, all of whom declared to have agreed and accepted the duties inherent to the position for which they are hereby appointed, up to the end of their term of office as Directors.

3.
Pursuant to article 28, item “b” of the Company’s Bylaws, the Board of Directors approved the election of the persons qualified below for Officers of the Company, with mandate term until the Annual General Shareholders’ Meeting of 2017 that will examine the documents referred to in article 133 of the Brazilian Corporate Law, related to the fiscal year ending on December 31st, 2016:

For Chief Executive Officer:
•	THILO HELMUT GEORG MANNHARDT, German, single, engineer, holder of identity card RNE nr V031505W-CGPI/DIREX/DPF and registered under CPF/MF nr 050.114.298-30.

For Investor Relations Officer:
•	ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 6th, 2015)

For Officers:

•	JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74;

•	LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2003414808/SSP-RS, and registered under CPF/MF nr 206.129.230-53;

•	PAULO CORREA LAZERA, Brazilian, married, administrator, holder of identity card RG nr 975.948/SSP-PA, and registered under CPF/MF nr 056.161.582-91;

•	PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF/MF nr 822.913.308-53; and

•	RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identity card RG nr 3.453.064/IFP-RJ, and registered under CPF/MF nr 597.657.207-34.

4.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

5.	The members of the Board were updated on the progress of activities related to fire accident in Santos.

Observation: (i) The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors; (ii) the

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 6th, 2015)

business address for all the Officers hereby elected is Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900), and Mr. Paulo Correa Lazera, whose business address is at Travessa Quintino Bocaiuva, nr 381, in the City of Belém, State of Pará (ZIP 66053-240); and (iii) the hereby elected Officers are invested today in their functions, through the execution of deeds of investiture and, previously consulted, declared that: (a) there is no ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not hold any position in companies that can be considered market competitors of the Company and (c) they do not have conflict of interest with the Company, in accordance with article 147 of the Brazilian Corporate Law.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present, as well as by the member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 6th, 2015)

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Flavio César Maia Luz – President of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2015
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer